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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

#

Rimfire Minerals Corporation

SUMMARY REPORT

ON THE THORN PROPERTY

Located in the Sutlahine River Area

Atlin Mining Division

NTS 104K/10W

 58o 32’ North Latitude

132o 47' West Longitude

-prepared for-

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

-prepared by-

Henry J. Awmack, P.Eng.

EQUITY ENGINEERING LTD.

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

henrya@equityeng.bc.ca

July 9, 2003

#

#

SUMMARY

The Thorn property consists of 394 claim units covering approximately 98 km2 of mountainous terrain in northwestern British Columbia, 130 kilometres southeast of Atlin.  Access to the property is currently by helicopter and float-plane, with the nearest road 50 kilometres to the southeast.  Rimfire Minerals Corporation (Rimfire) is earning a 100% interest in the property; a sub-option allows Cangold Limited (Cangold) to earn 51% of this.

The Thorn property has been sporadically explored since the early 1960’s.  Rimfire optioned the property in 2000, flew an airborne geophysical survey and carried out geological and geochemical fieldwork which identified a high-sulphidation vein system.  Cangold, after optioning the property from Rimfire in early 2002, discovered high-grade breccia-hosted mineralization and drilled 498 metres in seven holes.

The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite porphyry of the Late Cretaceous Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanics and is overlain to the northeast by slightly younger subaerial volcanics.  The stock measures 1,500 x 3,500 metres, elongated along a major northwesterly-trending structure that is marked by a nine kilometre magnetic low.  The stock was not the “causative” intrusion for the high-sulphidation system, but formed a brittle, relatively unreactive lithology which allowed development of dilational fractures and migration of the acidic, high-sulphidation fluids.  All known high-sulphidation mineralization is hosted within the Thorn Stock; other styles of mineralization predominate elsewhere on the property.  In the high-sulphidation system, individual veins and vein swarms are enveloped by 10-100 metre wide zones of intense sericite-clay-pyrite alteration, which weather to form vivid yellow jarositic gossans.  These zones are flanked by narrower bands of weak clay-sericite-chlorite alteration within weakly chloritized porphyry.  Veining dominantly strikes 060°-100° and dips steeply to the south.  The veins are composed of pyrite, enargite, tetrahedrite and quartz; nine significant vein zones have been sampled, returning assays up to 22.1 g/tonne Au and 2414 g/tonne Ag.

The 300-metre diameter Oban breccia pipe, hosted within the Thorn Stock near its eastern contact, has been affected by widespread sericite-pyrite-ankerite alteration.  Brecciation post-dated the Thorn Stock but was approximately contemporaneous with alteration and felsic dyking.  The Oban breccia and two styles of alteration/mineralization within it were discovered in 2002.  Matrix-hosted sphalerite-boulangerite mineralization was sampled in two outcrops 130 metres apart; float assayed up to 6149 g/tonne Ag and 43% Pb.  A single outcrop of intensely silicified breccia assayed 25.9 g/tonne Au and 391 g/tonne Ag.

The Thorn property exhibits excellent potential for two attractive exploration targets:  (1) high-grade Ag-Au-Cu veining similar to that of the 6.3 million ounce El Indio deposit in Chile, and; (2) high-grade Ag-Zn-Pb breccia-hosted mineralization.  These will form the focus of future work on the property, but three other styles of mineralization also deserve attention:  (a) arsenopyrite-bearing veins outside the Thorn Stock but near its contact, including the G Zone, which assayed 57.4 g/tonne Au across 2.0 metres; (b) porphyry Cu-Mo-Au mineralization, such as the Cirque Zone and potentially at depth below the Thorn high-sulphidation system; and (c) poorly understood mineralization within the 400 x 2,000 metre Outlaw multi-element soil geochemical anomaly, located five kilometres to the southeast of the Thorn high-sulphidation system.

A $423,000 exploration program, consisting of mapping, prospecting, backhoe trenching and diamond drilling, is recommended for the Thorn property.

#

SUMMARY REPORT ON THE THORN PROPERTY

TABLE OF CONTENTS

    Page

SUMMARY

1.0

INTRODUCTION AND TERMS OF REFERENCE

1

2.0

DISCLAIMER

1

3.0

PROPERTY DESCRIPTION AND LOCATION

1

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

2

5.0

HISTORY

2

6.0

GEOLOGICAL SETTING

6

6.1

Regional Geology

6

6.2

Property Geology

7

6.2.1

Lithologies

8

6.2.2   Structure

9

7.0

DEPOSIT TYPES

10

8.0

MINERALIZATION AND ALTERATION

10

8.1

High-sulphidation Epithermal Veins

11

8.2

Oban Breccia Mineralization

17

8.3

Veins near the Thorn Stock

18

8.4

Other Showings

19

1.0

EXPLORATION (2000 - 2002)

20

1.1

1986 Core Re-Logging and Sampling.

20

9.2

Geochemistry

21

9.2.1

Silt Geochemistry

21

9.2.2

Soil Geochemistry

22

9.2.3

Whole Rock Geochemistry

24

9.3

Airborne Geophysics

24

9.3.1

Magnetics

24

9.3.2

Resistivity

25

9.3.3

Electromagnetic Conductors

27

10.0

DRILLING

29

11.0

SAMPLING METHOD AND APPROACH

29

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

29

13.0

DATA VERIFICATION

29

14.0

INTERPRETATION AND CONCLUSIONS

29

15.0

RECOMMENDATIONS

31

15.1

Program

31

15.2

Budget

31

APPENDICES

Appendix A

Bibliography

Appendix B

Quality Control / Quality Assurance

 Appendix C

Geologist’s Certificate

LIST OF TABLES

Page

Table 3.0.1

Claim Data

1

Table 5.1.1

Thorn Exploration Programs

3

Table 6.2.1

Thorn Lithologic Units

8

Table 8.1.1

MP Vein Mineralization

12

Table 8.1.2

Catto Vein Mineralization

12

Table 8.1.3

Tamdhu Vein Mineralization

13

Table 8.1.4

Other Jarosite Bluff Veins

13

Table 8.1.5

I Zone Mineralization

14

Table 8.1.6

F Zone Mineralization

14

Table 8.1.7

Glenlivet Vein Mineralization

15

Table 8.1.8

B Zone Mineralization

15

Table 8.1.9

L Zone Mineralization

16

Table 8.1.10

D Zone Mineralization

16

Table 8.1.11

Cardhu Vein Mineralization

16

Table 8.2.1

Oban Breccia Mineralization

17

Table 8.3.1

Gee Creek – Gelb Creek Mineralization

18

Table 8.3.2

E Zone Mineralization

19

Table 8.3.3

A Zone Mineralization

19

Table 8.4.1

Cirque Zone Mineralization

19

Table 9.1.1

1986 Drilling:  Significant Intersections

21

Table 9.2.1

Silt Samples

21

Table 9.2.2

Soil Geochemistry Percentiles

23

Table 9.2.3

Soil Geochemistry Correlation Matrix

23

Table 9.2.4

Thorn Grid Soil Anomalies

23

Table 10.0.1

Diamond Drilling Survey Data

27

Table 10.0.2

I Zone:  Significant Intersections

27

Table 10.0.3

Tamdhu Vein:  Significant Intersections

28

Table 10.0.4

Oban Zone:  Significant Intersections

29

LIST OF FIGURES

Following

Page

Figure 1

Location Map

1

Figure 2

Claim Map

1

Figure 3

Regional Geology

6

Figure 4

Property Geology

7

Figure 5

Au in soils

.22

Figure 6

Cu in soils

22

Figure 7

Total Field Magnetics

.24

Figure 8

7200 Hz Resistivity

25

Figure 9

I Zone Drill Section

.27

Figure 10

Tamdhu Vein Drill Section

.28

Figure 11

Oban Zone Drill Section

29

1.0

INTRODUCTION AND TERMS OF REFERENCE

 The author directed fieldwork by Equity Engineering Ltd. on the Thorn property from 2000 to 2002, and was consequently requested by Rimfire Minerals Corporation to provide a technical report in compliance with National Instrument 43-101.  The Thorn property covers a series of spectacular jarosite gossans and enargite-tetrahedrite-pyrite-quartz veins in the Sutlahine River area of northwestern British Columbia (Figure 1).  It had been sporadically explored since the early 1960’s for various exploration targets, culminating in an eight-hole diamond drilling program in 1986.  Recognizing strong similarities to the 6.3 million ounce El Indio high-sulphidation epithermal gold-copper deposit, Rimfire Minerals Corporation optioned the Thorn property in March 2000, flew an airborne geophysical survey in July, enlarged the ground position in August and carried out initial fieldwork in August and September.  The Thorn property was optioned to First Au Strategies Corp. (now Cangold Limited) in 2002, leading to discovery of breccia-hosted Ag-Pb-Zn mineralization, a seven hole diamond drilling program that fall and additional staking in early 2003.  Equity Engineering Ltd. was contracted to execute the 2000 and 2002 Thorn fieldwork and report on their results.  The author directed both of these programs for Equity Engineering Ltd., visited a number of the occurrences and is familiar with the property.

At the time of writing, fieldwork has commenced on the 2003 exploration program and is ongoing, but no results are yet available.  This report summarizes data and interpretations as of June 15, 2003, prior to the start of the current exploration program.

2.0

DISCLAIMER

Information regarding exploration programs prior to 2000 was derived from assessment reports and private company reports, rather than first-hand experience.  There is no reason to believe that any of this information is incorrect and portions were validated by the author in the field.

3.0

PROPERTY DESCRIPTION AND LOCATION

The Thorn property (Figure 2) consists of 21 mineral claims totalling 394 units in two nearby claim blocks in the Atlin Mining Division of British Columbia, as summarized in Table 3.0.1.  Records of the British Columbia Ministry of Energy and Mines indicate all claims are owned by Rimfire Minerals Corporation (“Rimfire”).  Separate documents indicate that the claims are held under option from Kohima Pacific Gold Corporation, R. Terry Heard and Jean Marc Thomas, who have granted Rimfire an option to acquire 100% of the property by carrying out exploration and making cash and share payments.  Other documents indicate that Cangold Limited has an option agreement to acquire 51% interest in the Thorn property by making cash payments, issuing common shares in its capital stock and by incurring exploration expenditures as outlined in a prescribed schedule.

Table 3.0.1

Claim Data

Claim Name	Mineral Tenure	No. of Units	Record Date	Expiry Date
Check-mate	320695	20	September 2, 1993	December 31, 2008
Stuart 1	360714	20	November 21, 1997	December 31, 2008
Stuart 2	360715	16	November 21, 1997	December 31, 2008
Stuart 3	360716	16	November 21, 1997	December 31, 2008
Thorn 1	379825	20	August 18, 2000	December 31, 2008
Thorn 2	379826	20	August 18, 2000	December 31, 2008
Thorn 3	379827	20	August 18, 2000	December 31, 2008
Thorn 4	379828	20	August 18, 2000	December 31, 2008
Thorn 5	379829	20	August 18, 2000	December 31, 2008
Thorn 6	379830	20	August 18, 2000	December 31, 2008
Thorn 7	379831	15	August 18, 2000	December 31, 2008
Thorn 8	401658	20	April 10, 2003	April 10, 2004
Thorn 9	401659	20	April 10, 2003	April 10, 2004
Thorn 10	401660	16	April 10, 2003	April 10, 2004
Thorn 11	401661	16	April 10, 2003	April 10, 2004
Thorn 12	401662	15	April 10, 2003	April 10, 2004
Thorn 13	401663	20	April 10, 2003	April 10, 2004
Sutl 1	401654	20	April 10, 2003	April 10, 2004
Sutl 2	401655	20	April 10, 2003	April 10, 2004
Sutl 3	401656	20	April 10, 2003	April 10, 2004
Sutl 4	401657	20	April 10, 2003	April 10, 2004
		394

The Thorn property lies in the Coast Range Mountains of northwestern British Columbia, approximately 130 kilometres southeast of Atlin, 120 kilometres northwest of Telegraph Creek and 160 kilometres west of Dease Lake (Figure 1).  The property lies within the Atlin Mining Division, centred at 58o 32’ north latitude and 132o 47’ west longitude.

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Thorn property is by helicopter from bases in Atlin or Dease Lake.  Float planes can land on Little Trapper Lake (10 kilometres southeast of the Thorn) and King Salmon Lake (20 kilometres north of the Thorn).  In the early 1960’s, wheel-equipped planes reportedly landed immediately east of the Thorn property, along the broad pass at the head of Camp Creek.  The Golden Bear Mine, 50 kilometres to the southeast, provides the closest road access.

Most of the Thorn property covers the lower part of a major tributary (named “La Jaune Creek” by previous workers) which flows northwesterly into the Sutlahine River, itself a tributary of the Inklin and Taku Rivers.  La Jaune Creek and some of its tributaries form deeply incised canyons within generally rugged, mountainous and glaciated terrain.  The Sutl 1-4 claims cover a ridge immediately north of the Sutlahine River.  Elevations range from 340 metres on the Sutlahine River flood-plain to over 2100 metres for the peak on the Thorn 4/6 claim boundary.  The vein and breccia mineralization which are the current focus of exploration lie between 600 and 900 metres elevation.

Much of the property is below treeline, which lies at about 1200 metres, and is covered by mature hemlock, fir and spruce with open patches of devil’s club and tag alder. The lower part of La Jaune Creek valley was burned over about ten years ago.  Both summer and winter temperatures are moderate although annual rainfall may exceed 200 centimetres and several metres of snow commonly fall at higher elevations.  The property can be worked from early June until late October.

5.0

HISTORY

Table 5.1.1 summarizes all known exploration work carried out on the ground currently comprising the Thorn property.

Table 5.1.1

Thorn Exploration Programs

Program/Zones	Geochemistry	Geophysics	Drilling	Reference
Kennco (1959)
A?	silts, rocks			Barr (1989)
Julian (1963)
A, B, C	300 soils, rocks	Ground: magnetics	4 DDH (EQ): 71m	Adamson (1963); BCDM Annual Report (1963, p. 6)
Julian (1964)
A, B, C, D, E, F, G, H, I, J, K, L, M, P, Q, Cirque, West	?	Ground: IP		Adamson (1964)
Julian (1965)
A, B, E, F, G, I, P, Q, West	rocks	Ground: IP, magnetics	5 DDH (EQ): 244m	Adamson (1965a)
Julian (1965)
Cirque	?	Ground: IP, magnetics	2 DDH (EQ): 61m 6 DDH (BQ): 828m	Adamson (1965b)
American Uranium (1969)
B, C, L, M	57 silts, 143 soils, rocks	Ground: magnetics		Sanguinetti (1969)
American Uranium (1969)
Cirque	300 soils, rocks	Ground: magnetics		Sanguinetti (1969)
J.R. Woodcock (1981)
	11 silts, 31 rocks			Woodcock (1982)
Chevron (1982)
Outlaw				Brown and Shannon (1982)
Inland Recovery (1983)
B, D	37 silts, 435 soils, 5 rocks	Ground: VLF-EM		Wallis (1983)
Chevron (1983)
Outlaw	208 soils, 42 rocks			Walton (1984)
Inland Recovery & American Reserve (1986)
B, Catto			8 DDH (NQ): 688 m	Woodcock (1987)
Chevron (1987)
Outlaw			4 DDH (HQ/NQ): 654m	Moffat and Walton (1987), Walton (1987)
Shannon (1989)
Outlaw	heavy minerals			Cann and Lehtinen (1991)
Gulf International (1989)
Rocks
Glider (1991)
Outlaw	469 soils, 232 rocks		(4 DDH?)	Cann and Lehtinen (1991)
Clive Aspinall (1994)
B, Catto			Core sampling	Aspinall (1994)
Kohima Pacific (1998)
B, Catto, MP	2 rocks		Core sampling	Poliquin and Poliquin (1998)
Rimfire Minerals (2000)
A, B, E, F, G, I, L, MP, Tamdhu, Catto, Whiz, Cirque, Outlaw, Bungee	20 silts, 553 soils, 121 rocks, 9 whole rocks	384 line-km airborne EM, magnetics	Core sampling	Awmack; Smith (2000)
First Au & Rimfire (2002)
D, F, I, L, Tamdhu, Oban, Glenlivet, Cardhu	10 silts, 71 rocks		7 DDH (ATW): 498m	Awmack (2003); Lewis (2002); Lang and Thompson (2003)
Totals	>135 silts, >2,408 soils, >504 rocks, 9 whole rocks	Ground: magnetics, IP Airborne: EM, magnetics	42 DDH: 3,044m (9,987’)

The earliest known work on the Thorn property was carried out by Kennco Explorations (Western) Limited in 1959 during a regional exploration program.  Kennco took a Cu-anomalous silt sample from the mouth of Camp Creek and followed it 1000 metres upstream, where they took a “37-metre chip sample across a silicified zone containing massive pyrite at a fault-controlled contact between chert breccia and volcanic fragmentals [which] assayed 0.34% Cu, 3.5 oz silver/ton and 0.04 oz gold/ton” (Barr, 1989). It is not clear to which showing this refers, although it may have been the A Zone.

Julian Mining Company, the Canadian arm of Anaconda, staked the Thorn property in 1963.  They carried out three field seasons of mapping and prospecting, discovering 17 mineral showings of three main types: quartz-pyrite-tetrahedrite-enargite veins (Zones B, C, D, F, I, L and M); structurally-controlled chalcopyrite-pyrite-quartz+arsenopyrite veins and replacement zones (Zones A, E, G and H) and areas of widespread, low-grade disseminated chalcopyrite (J, P and Cirque Zones).  Limited diamond drilling was carried out in 1963 (4 holes; 71m) and 1965 (4 holes; 179m) on the A Zone, a quartz-barite-chalcopyrite-pyrite vein immediately south of the Thorn Stock. The best A Zone core intersection graded 2.40% Cu, 201 g/tonne Ag and 1.4 g/tonne Au over 2.4 metres.  On the Check-mate claim, Zone B consisted of six large angular quartz boulders with finely disseminated sulphides which averaged 1.20% Cu, 6.9 g/tonne Au and 275 g/tonne Ag.  One hole (65m) was drilled upslope from the boulders in 1965, without intersecting their source.  The porphyry-style Cirque Zone, on the current Thorn 3 and 4 claims, was discovered in 1964.  Following magnetic, IP and soil geochemical surveys, it was drilled in 1965 (8 holes; 889m), with the best intersection grading 0.19% Cu and 0.07% MoS2 over 10.7m.  The remaining zones were evaluated by hand-trenching, chip sampling, limited soil sampling and reconnaissance magnetic and induced polarization survey lines (Adamson, 1963-65).

In 1969, American Uranium Limited carried out work on two small claim groups:  the Ink, which covered the Thorn enargite-pyrite-tetrahedrite veins near the mouth of Camp Creek and the Lin over the Cirque Zone.  Mapping of the Ink claims showed altered quartz-feldspar porphyry of the Thorn Stock to extend at least 2500 metres down La Jaune Creek from the mouth of Camp Creek, accompanied by Cu-bearing silt samples.  Their best trench assayed 8.6 g/tonne Au and 312 g/tonne Ag (with only 0.03% Cu) across 3.7 metres, from the B Zone.  On the Cirque Zone, American Uranium outlined a coincident Cu+Mo soil geochemical anomaly over an area 500 metres in diameter (Sanguinetti, 1969).

The Thorn showings were re-staked as the Daisy claims in 1981 by J. R. Woodcock, who carried out limited silt sampling and collected rock samples for geochemical and petrographic analysis (Woodcock, 1982).  In 1983, Inland Recovery Group Ltd. acquired the Daisy claims and carried out mapping, soil sampling and VLF-EM surveying near the junction of Camp and La Jaune creeks.  The soil grid consisted of an 800-metre base-line trending 060° with perpendicular cross-lines spaced 50 metres apart and sampled at 25 metre intervals.  Strong Ag+Au+Cu+Zn soil geochemical anomalies were revealed along Camp Creek and extending 600 metres westerly from the B Zone (Wallis, 1983; Woodcock, 1986).

In 1986, Inland Recovery and American Reserve Mining Corp. drilled eight holes from three drill sites within the soil geochemical anomaly extending west from the B Zone.  Core was altered and variably mineralized throughout, but only the highest-grade sections were split and analyzed.  The best intersection was reported as 2.77 metres grading 3.78% Cu, 2.0 g/tonne Au and 153 g/tonne Ag, taken from hole 86-6; unsampled intervals within reported sections were assumed to be barren (Woodcock, 1987).

In 1989, the Daisy claims were optioned to Gulf International Minerals who carried out poorly-documented chip sampling of some pyrite-enargite-tetrahedrite showings.  No assays are available from this work and the claims were allowed to lapse.

The Thorn showings were re-staked in 1993 as the Check-mate claim by Clive Aspinall of Atlin.  The following year, he split an addition 31 core samples from the 1986 drilling, commissioned petrographic analysis of six core specimens and a float boulder and re-interpreted the 1986 drill sections (Aspinall, 1994).  Kohima Pacific Gold Corporation staked the Stuart 1-3 claims in 1997 and optioned the Check-mate claim in 1998.  Kohima discovered the MP Vein near the mouth of Camp Creek; this massive pyrite-enargite vein assayed 6.88% Cu and 179.0 g/tonne Ag across 0.5 metres.  An additional 11 core samples were taken from the 1986 drilling and 84 PIMA readings were taken from holes 86-1, 86-3 and 86-6, showing the predominance of illite, pyrophyllite and dickite in altered core (Poliquin and Poliquin, 1998).

Chevron Canada Limited staked the Outlaw 1-4 claims immediately southeast of Woodcock’s Daisy claims in 1981.  In 1982, Chevron ran soil lines up ridges and over a rough grid at 200 x 100 metre spacings, indicating the presence of a strong Au+Ag+As+Sb+Cu+Pb soil geochemical anomaly over an area of 400 x 1,600 metres (Brown and Shannon, 1982).  The following year, a 50 x 50 metre soil grid was sampled over the heart of the anomaly.  Five trenches were blasted across an easterly-trending quartz-arsenopyrite-tourmaline vein, encountering only low gold and silver values (Walton, 1984).  In 1985, five more trenches were blasted further east in a zone of intense clay alteration coincident with high As-Sb soil geochemical values, but no data was filed for assessment.  In 1987, four holes were drilled along one section from two sites within this clay alteration zone. Drill hole 0-5 had the best gold intersection of 8.3 g/tonne over 0.95 metres, with many other assays in the range of 1-3 g/tonne Au throughout the core.  Antimony and arsenic were highly anomalous and could be correlated to stibnite and arsenopyrite in the core (Walton, 1987).

In 1988, Shannon Energy Ltd. optioned the Outlaw property and carried out heavy mineral analysis of talus and silt samples, but no work was filed.  Glider Developments Inc. acquired the property in 1991 and laid out 12.4 line-km of soil grid over the heart of Chevron’s soil geochemical anomaly.  Vuggy quartz-pyrite-galena vein float from the clay alteration zone drilled by Chevron assayed up to 22.9 g/tonne Au (Cann and Lehtinen, 1991).  Glider may also have drilled four holes on the Outlaw, but this work was never recorded and has not been confirmed.

In February 2000, Rimfire Minerals Corporation optioned the Check-mate and Stuart 1-3 claims, attracted by the Thorn’s similarities to El Indio-style high-sulphidation epithermal systems.  A helicopter-borne EM/magnetic survey totalling 384 line-kilometres, was flown in July 2002.  Most of the survey lines were oriented at 140°, roughly perpendicular to the majority of veining in the Thorn Stock, with lines spaced 100 metres apart in the core area of interest and 200 metres apart elsewhere on the property.  Crosslines at 050° were flown at 200 metre intervals in the vicinity of Camp Creek, in order to cut any structures running parallel to La Jaune Creek.  The airborne survey was contracted to Fugro Airborne Surveys of Mississauga Ontario (Smith, 2000).

Grid-based mapping, prospecting and soil geochemistry were carried out by Rimfire in August/September 2000, focused on the high-sulphidation veining within the Thorn Stock.  An 1100-metre baseline (5000N) was cut at 050° from La Jaune Creek.  On the west side of La Jaune Creek, a second baseline (5500N) was flagged for 475 metres at 230° from La Jaune Creek.  Perpendicular cross-lines were run 100 metres apart, using compass, hipchain and clinometer.  Lines were marked by orange flagging, and soil sampling stations at 25-metre intervals by orange and blue flagging and a Tyvek tag.  In addition, two lines of contour soil samples were run, one over the Cirque copper porphyry prospect and another in the Amarillo Creek area.  Core from the 1986 diamond drilling was re-logged and all previously unsampled portions were split for analysis.  Most core, rock, soil and silt samples were analyzed by Acme Analytical Laboratories of Vancouver for Au and 30-element ICP, using an aqua regia digestion; a few were analyzed by Chemex Labs of North Vancouver.  Pulp assays were carried out for high geochemical values of Au, Ag, Cu, Pb or Zn; the assays were used for plotting and calculations.  “Metallics” assays for Au were carried out when geochemical values exceeded 10,000 ppb Au.  Nine of the rocks were also submitted for 26-element whole rock ICP analysis at Acme.  Six hand-specimens were described petrographically by PetraScience Consultants.

In March 2002, First Au Strategies Corp. optioned the Thorn property from Rimfire and carried out two stages of exploration that summer.  In June, limited mapping was done and drill pads were built for subsequent drilling.  The drill program was carried out in October 2002, accompanied by prospecting and mapping.  Mapping (1:2500 scale) and prospecting focused on locating and sampling Julian’s reported mineralized zones and finding the source for soil geochemical anomalies delineated in 2000.  Dr. Peter Lewis carried out limited structural mapping, mainly in the Camp Creek area, to define controls on mineralization (Lewis, 2002).

Seven holes totalling 498 metres of ATW core were diamond drilled in October 2002 by Falcon Drilling Ltd. of Prince George.  The core was logged on site and mineralized portions were split and sampled.  Core, rock and silt samples were analyzed by Acme Analytical Laboratories of Vancouver for Au and 30-element ICP, using an aqua regia digestion.  Pulp assays were carried out for high geochemical values of Au, Ag, As, Cu, Pb, Sb or Zn; the assays were used for plotting and calculations.  “Metallics” assays for Au were carried out on rejects when initial geochemical values exceeded 10,000 ppb Au.  Eight specimens were described petrographically by Lang and Thompson (2003). The procedures, results and conclusions of the 2000 and 2002 sampling quality control/quality assurance program are summarized in Appendix B.

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

The area around the Thorn property is underlain by mid-Paleozoic and Triassic island arc successions, Late Triassic and Jurassic sediments of the Whitehorse Trough and bimodal Late Cretaceous to Eocene volcanics and associated intrusives (Figure 3).  The most recent regional mapping (Figure 3) around the Thorn property was carried out from 1958-60 at a scale of 1:250,000 (Souther, 1971).  Mihalynuk et al (1995) of the BCGS mapped the next 1:50,000 sheet to the west, providing additional insight into stratigraphic relationships and ages.  Mapping by Mihalynuk and his BCGS crew in 2002 has not yet been published, but has already provided better control on ages of intrusives, volcanics and alteration through Ar/Ar and U/Pb dating.

Paleozoic Stikine Assemblage strata (Unit 4) consist mainly of fine-grained, dark clastic sedimentary rocks and intercalated volcanics, with lesser chert, jasper, wacke and limestone.  They have been intensely folded and variably foliated.  These have been intruded by fine- to medium-grained, foliated quartz diorite and granodiorite (Unit 6), thought to be Early to Middle Triassic in age.  Souther (1971) mapped a broad band of Upper Triassic Stuhini Group rocks (Unit 7) in the vicinity of the Thorn property, comprising mainly submarine basaltic volcanics with minor volcanic sandstone, wacke and siltstone.  It should be noted that on the NTS sheet west of the Thorn, the subaerial portion of Souther’s Stuhini Group was reassigned to the Sloko Group by Mihalynuk et al (1995).  Souther differentiates a “King Salmon Formation” (Unit 8) dominated by well-bedded clastic sediments within the Stuhini Group; the formational designation has since been abandoned.

The Stuhini Group is unconformably overlain by Upper Triassic limestone and lesser sandstone, argillite and chert of the Sinwa Formation (Unit 9).  The Sinwa Formation, in turn, is disconformably overlain by the Lower to Middle Jurassic clastic sediments of the Laberge Group.  Souther subdivided the Laberge Group into coarse clastic rocks of a near-shore facies (Takwahoni Formation - Unit 11) and finer clastics of an off-shore facies (Inklin Formation - Unit 10).

In the Late Jurassic, the northwesterly-trending King Salmon Fault was active along the Sinwa Formation, thrusting it southward over the Laberge Group.  South of the King Salmon Fault, this was accompanied by broad, symmetrical, northwesterly-trending folds, many of which are doubly plunging.

The late Mesozoic was also marked by the intrusion of the Central Plutonic Complex (Unit 13), and stocks and dykes of hornblende-biotite granodiorite (Unit 12a), biotite-hornblende quartz diorite (Unit 12b), hornblende diorite (Unit 12c) and augite diorite (Unit 12d).  The Central Plutonic Complex includes a wide variety of intrusive phases of differing ages, along with minor migmatite and gneiss pendants.

Souther mapped a series of high-level, multiphase quartz monzonite, diorite and granite stocks and plutons (Unit 16) and felsite and quartz-feldspar porphyry intrusions (Unit 15) in a northwesterly-trending band through the Thorn property.  These intrusions are aphanitic to fine-grained and are commonly porphyritic, with small feldspar and quartz phenocrysts.  There are generally <3% mafic minerals, occurring as fine flecks of biotite or hornblende in the matrix, or less commonly as small phenocrysts.  Mihalynuk has dated two of these intrusions:  the Red Cap porphyry stock, located 35 kilometres northwest of the Thorn (87.3+0.9 Ma; pers. comm. 2003) and the Thorn Stock (93.3±2.4Ma; pers. comm., 2003).  Sericite within the Thorn Stock was dated at 91±1Ma by Ar-Ar methods (Mihalynuk, pers. comm., 2003), indicating that its hydrothermal system was active after the intrusion of the Thorn Stock and before the intrusion of the Red Cap Stock.

Two packages of gently-dipping, texturally and lithologically similar, subaerial volcanic rocks overlie the Mesozoic and Paleozoic rocks.  Souther included both of these in his Sloko Group (Unit 14), but recent dating has shown them to be of different ages.  The majority of these volcanics are pyroclastic; andesite and trachyte alternate with lesser amounts of dacite and rhyolite.  They are accompanied by epiclastic sediments, some of which contain coalified plant debris, and are characterized by numerous volcanic centres, rapid facies changes and synvolcanic high-angle faulting. West of Atlin, Mihalynuk (1999) dated the Sloko Group and its comagmatic intrusions at 55 Ma.  By contrast, the volcanics at the north end of the Thorn property, returned a U-Pb date of 82.8+0.6 Ma (Mihalynuk pers. comm. 2003).  They are coeval with, and compositionally similar to, Mihalynuk’s (1999) Windy Table volcanic suite (82 Ma) west of Atlin, and are thought to be extrusive equivalents to some of Souther’s Late Cretaceous intrusives, including the Mt. Lester Jones stock, dated at 83.8+0.2 Ma.

6.2

Property Geology

Property geology in Figure 4 has been compiled from Adamson (1965b), Walton (1984), Evans (1991) and Awmack (2000, 2003).

6.2.1

Lithologies

The southern and western parts of the Thorn property are underlain by a package of Triassic and Jurassic mafic volcanics and marine sediments (Figure 4). In the vicinity of La Jaune Creek, the Triassic Stuhini Group rocks trend southeasterly and dip moderately to the northeast. The Late Cretaceous Thorn Stock intruded along a major northwesterly-trending structure which follows La Jaune Creek and was cut by a slightly younger breccia pipe.  The Thorn Stock is flanked to the northeast by Late Cretaceous subaerial volcanics. Age relationships of monzonite and granodiorite stocks in the northeastern part of the property are not clear; they may be Late Cretaceous or younger. Table 6.2.1 summarizes the characteristics of rock units on the Thorn property.

Table 6.2.1

Thorn Lithologic Units

LATE CRETACEOUS OR TERTIARY

KTIN  INTRUSIVE DYKES, SILLS AND STOCKS

     KTIN1

Rhyolite dykes and sills:  aphanitic or feldspar+quartz-phyric.

     KTIN2

Biotite-hornblende granodiorite:  fine- to coarse-grained, local miarolitic cavities.

     KTIN3

Basalt/andesite dykes:  fine-grained, dark green to brown, weakly magnetic, aphyric or feldspar-phyric, calcite amygdules common.

     KTIN4

Monzonite and diorite

     KTIN5

Hornblende lamprophyre dykes

UPPER CRETACEOUS

uKSV  SUBAERIAL VOLCANICS

     uKSV1

Dacitic/andesitic tuff, lapilli tuff and block tuff:  Maroon to grey-brown, matrix-supported.

     uKSV2

Rhyolitic tuff and agglomerate

     uKSV3

Rhyolite

     uKSV4

Andesite

     uKSV5

Basalt

     uKSV6

Ash tuff

LATE CRETACEOUS

uKBX

BRECCIA PIPE:  Matrix-supported and clast-supported breccia with angular to rounded fragments up to >1m in diameter in a rock flour or sulphide matrix.  Fragments dominantly of uKPO2 but with fewer fragments of other porphyritic lithologies, rhyolite dykes, massive pyrite, pale blue chalcedony, foliated Stuhini(?) andesite and rebrecciated breccia matrix.  Both matrix and fragments altered, with some alteration (e.g. truncated quartz veinlets) predating brecciation.

Thorn Stock

uKPO  GRANODIORITE PORPHYRIES

     uKPO1

Coarse-grained feldspar-quartz-biotite porphyry:  15-40% anhedral 1-5mm feldspar, 15-30% euhedral equant 3-6mm glassy quartz and 5-15% euhedral equant 3-6mm biotite phenocrysts.

     uKPO2

Fine-grained feldspar-quartz-biotite porphyry:  30% anhedral 0.5-2mm feldspar, 0-5% subhedral 2-4mm quartz and 5% euhedral equant 4mm biotite phenocrysts.

LOWER TO MIDDLE JURASSIC

Laberge Group - Takwahoni Formation

lJTF   CLASTIC SEDIMENTS

UPPER TRIASSIC

Sinwa Formation

uTSF  LIMESTONE AND LESSER CLASTICS

     uTSF1

Limestone

     uTSF2

Argillite

Stuhini Group

uTMV  MAFIC VOLCANICS

     uTMV1

Pillow basalt

     uTMV2

Andesitic lapilli tuff

     uTMV3

Massive andesite:  dark green, aphyric, aphanitic to fine-grained

     uTMV4

Feldspar-augite porphyry:  dark green, fine- to medium-grained, sparse <1mm feldspar and augite phenocrysts

uTMS  MARINE SEDIMENTS:  argillite, siltstone, wacke, grit, chert, quartzite and minor limestone

     uTMS1

Interbedded siltstone and wacke:  well-bedded

     uTMS2

Argillite

Most of the 2000 and 2002 mapping was confined to the 1,500 x 3,500 metre Thorn Stock, which is composed entirely of two related feldspar-quartz-biotite porphyry phases.  From whole rock analysis and petrographic studies, the porphyries are granodioritic in composition.  Sample 206835, taken from a relatively little-altered outcrop, showed five phenocryst types:  plagioclase feldspar, quartz, biotite, elongate 0.5mm diameter amphibole and specularite (after magnetite?); no potassium feldspar was present as phenocrysts or in the matrix.  The most widespread FQB porphyry phase is uKPO1, which is coarser-grained and relatively phenocryst-rich, although quite variable in percentage of each phenocryst.  Distribution of the finer-grained, quartz-poor uKPO2 is more restricted and largely confined to the stock’s border.  Sharp contacts between the two phases, accompanied by changes in alteration types, were noted in drill core.  Only fault contacts were observed between the Thorn Stock and the adjacent Stuhini Group volcanics.

The Oban breccia pipe is roughly circular and 300 metres in diameter, lying near the eastern edge of the Thorn Stock.  Its contacts are not well exposed due to vegetation and its southern portion is covered by glacial till.  The Oban breccia contains variably altered fragments of a variety of porphyritic rocks, most commonly fine-grained feldspar-quartz-biotite porphyry (uKPO2), along with a few felsic and mafic dyke(?) fragments.  Sericite-pyrite-ankerite alteration followed brecciation and largely affected the matrix, but there is evidence that at least some alteration and mineralization preceded brecciation.  This evidence includes clasts of banded pyrite veining and a clast of porphyry with a truncated quartz veinlet.  Sericitized breccia is cut by both unaltered and sericitized felsic dykes and includes variably sericitized felsic dyke fragments.  All of this evidence would suggest that the Oban breccia pipe is largely hosted within the Thorn Stock, that it did not reach the paleosurface and that its emplacement post-dated the intrusion of the Thorn Stock but was broadly contemporaneous with both dyking and alteration.

0.1.1

Structure

A structural study of data collected from the 2000 program utilized stereonet plots and rose diagrams for the analysis of measurements of 29 unmineralized fractures, 67 veins, 14 post-mineral dykes and 16 unmineralized faults. The measurements were collected in the vicinity of the Thorn Stock and it is apparent from them that:

*

most structures are steeply-dipping to subvertical;

*

one group of unmineralized fractures trends 150° to 170°, parallel to La Jaune Creek and its associated magnetic low.  Presumably they were not present or not dilational during the mineralizing events;

*

a second group of fractures trends 060° to 100° and is commonly filled by quartz-sulphide-sulphosalt veining;

*

faults are present in a variety of orientations, mineralized and unmineralized;

*

most of the post-ore dykes trend 030° to 060°, rather than following either major set of fractures.

A major northwesterly-trending structure has been inferred for at least nine kilometres along La Jaune Creek, marked by a prominent magnetic low.  This structure appears to have controlled the emplacement of the Thorn Stock, which is elongated along it.  Northwesterly-trending fracturing is common within the porphyry near La Jaune Creek, but no post-magmatic faulting has been observed or inferred at this orientation.

West of Camp Creek, altered porphyry of the Thorn Stock lies in fault contact with altered Stuhini Group andesites.  A fault trending 010°/90° marks the contact on the northeast side of La Jaune Creek, is offset right-laterally by a second fault at 030°/90° along Gelb Creek and then forms the host structure for the Catto Vein further south, entirely within altered porphyry.  Post-mineral andesitic dykes (KTIN3) follow both of these faults.

7.0

DEPOSIT TYPES

Exploration on the Thorn property is directed at two deposit types:  (1) high-sulphidation epithermal Ag-Au-Cu vein mineralization; and (2) breccia-hosted Ag-Pb-Zn mineralization.  Both of these are related within a porphyry/high-sulphidation epithermal setting.

Epithermal gold deposits are shallow deposits that form from surface to two kilometres depth, at temperatures from less than 150°C to 300°C, and in a continuum with porphyry Cu±Mo±Au deposits.  They are typically found in both island and continental volcano-plutonic arcs, in convergent plate settings, and commonly on the back-arc side within 100 km of an active volcanic front.  Epithermal gold deposits are hosted within the contemporaneous volcanic and volcanogenic sedimentary units, as well as basement units.

Epithermal systems form hydrothermal fluids of two distinct chemical compositions in contrasting volcanic environments.  These differing hydrothermal fluids produce characteristic alteration and mineralization assemblages.  High sulphidation systems develop from oxidized, acidic fluids generated in a volcanic-hydrothermal environment and produce alteration minerals stable in low pH environments.  They are generally located more proximal to associated Cu±Mo±Au porphyry systems.  Low sulphidation systems develop from fluids that have been buffered by interaction with meteoric water, resulting in reduced, near-neutral pH fluids related to those discharged by hot springs.  The recognition of the style of mineralizing system is important in interpreting alteration and vectoring to mineralization.

Breccia pipes are common within porphyry/high-sulphidation mineralising systems and can host a variety of styles of alteration and mineralization.

The main targets of interest on the Thorn property are the high-sulphidation epithermal vein system centred on the Thorn Stock and the breccia-hosted mineralization within the Oban breccia pipe.  Other styles of mineralization form valid exploration targets in their own right.  Some of the Stuhini-hosted quartz-carbonate-sulphide veins contain elevated gold.  Geophysical evidence suggests a genetic link between the Thorn high-sulphidation system and the Outlaw Zone mineralization.  High sulphidation systems commonly overlie genetically-related Cu±Mo±Au porphyry systems.  Although  there is no evidence at present to suggest this, a younger cryptic phase of the Thorn Stock may host porphyry mineralization.

8.0

MINERALIZATION AND ALTERATION

The Thorn Stock is pervasively altered, with three main alteration styles recognized at the scale of mapping undertaken in 2000 and 2002:  intense sericite/clay; weak clay/sericite/chlorite and weak chlorite.  In places, these alteration styles are zoned successively outward over a few tens of metres away from a mineralized vein or fault; elsewhere, the intense sericite/clay alteration covers areas hundreds of metres across, reflecting the coalescence of numerous vein/alteration systems.

The intense sericite/clay alteration is dominated by sericite, accompanied by up to 15% disseminated pyrite and variable amounts of clay minerals; pyrophyllite, dickite and possibly smectite were reported by Poliquin and Poliquin (1998).  The sericite and clays completely replace feldspar and biotite phenocrysts and the matrix of the porphyry, which is still readily identifiable from the unaltered quartz phenocrysts and hexagonal casts of the biotite phenocrysts.  The intense sericite/clay alteration produces vivid jarosite gossans; these are commonly steep-sided from slumping of clay-rich portions.  All significant high-sulphidation vein mineralization within the Thorn Stock is hosted by this style of alteration.

The intense sericite/clay alteration is flanked by a few metres or tens of metres of weak clay/sericite/chlorite alteration.  This alteration, which is accompanied by 1-3% pyrite, affects the feldspar and biotite phenocrysts, but leaves them readily identifiable.  Disseminated galena and sphalerite occur in the weak clay/sericite alteration flanking the B Zone, but precious metal values are low (e.g. 206833:  844 ppm Pb, 14 ppb Au).  Despite its pyrite content, the clay/sericite/chlorite alteration weathers to a grey-brown, rather than the bright orange of the intense sericite/clay zone.

The remainder of the Thorn Stock is affected by weak chloritization of matrix and biotite phenocrysts, accompanied in places by calcite. Pyrite is absent, but disseminated specularite was noted in one location (#206835:  12 ppb Au). Rarely (e.g. #206846:  4 ppb Au), the feldspar phenocrysts are altered to a reddish carbonate; low manganese content indicates that it is not rhodochrosite.

The Oban breccia pipe is extensively altered; with the exception of two weakly chloritized/sericitized outcrops near its northwestern contact and a small Au-bearing silicified outcrop, every exposure is sericitized and pyritized.  Petrography of a breccia fragment showed abundant ferroan dolomite or ankerite alteration; this was not recognized in the field and hence the extent of carbonatization is not known.

8.1

High-Sulphidation Epithermal Veins

High-sulphidation pyrite-enargite-tetrahedrite±quartz veining has been recognized within intensely clay-sericite altered portions of the Thorn Stock over an area of 1,600 x 1,900 metres.  The vast majority of these veins strike between 060° and 100° and dip steeply.  There is no regular spatial variation in vein orientation; instead, veins of diverging orientation are commonly located in close proximity, filling a complex system of dilational fractures.

Metallic mineralogy within the veins is fairly complex.  Pyrite is ubiquitous, as massive aggregates and in veinlets cutting enargite.  Tetrahedrite-tennantite (which has been shown to be tennantite in at least the I, D and F Zones by SEM work), is either intergrown with enargite or replaces it and/or pyrite. In the Catto Vein, enargite forms veinlets which cut pyrite, but which are in turn cut by pyrite veinlets, indicating multiple stages of pyrite deposition.  A variety of minor metallic minerals have been identified by petrographic work, mainly associated with the tetrahedrite-tennantite.  These include stannite (Cu2FeSnS4), chalcopyrite, galena, covellite, cassiterite, argentite, hübnerite (MnWO4) and electrum.

MP Vein:

The MP Vein is a 50 centimetre wide pyrite-enargite-tetrahedrite vein exposed in a small outcrop “island” surrounded by the boulders of Camp Creek, just above its junction with La Jaune Creek.  It may form part of a wider vein system, covered by the creek alluvium.  The MP Vein is composed of massive medium-grained pyrite cut by irregular 1-10mm enargite-tetrahedrite seams and containing pockets of quartz.  Petrographic analysis shows the presence of diaspore with the quartz, and minor chalcopyrite, galena, stannite and covellite as inclusions within tetrahedrite.  Precious and base metal values do not extend into the vein’s sericitized porphyry wallrock.  Airborne EM conductors 60, 170, 280 and 380 metres east along strike indicate the possible strike extension of the MP Vein.

Table 8.1.1

MP Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129057[1]	0.5	750	224g/t	33100	8.73%	765	8230	2490
129059[1]	Select	874	285g/t	42500	11.00%	1030	9570	2740
206801[2]	0.7	23	1.9	98	40	269	10	153

1MP Vein

2Hanging wall to MP Vein

Catto Vein:

The Catto Vein comprises massive pyrite, enargite and tetrahedrite in a matrix of white sericite, located within fine-grained FQB porphyry (uKPO2) a few metres east of its fault contact with Stuhini Group andesite.  The Catto Vein is recessive; on surface, it lies hidden under a thin veneer of dirt in a recent slump.  The surface exposure was dug out by hand over a true width of 2.25 metres without exposing its eastern edge.  To the west, its contact with the host FQB porphyry indicates that it trends 010°/80°E, an unusual trend for veining in the area.  Hole 86-6 probably hit the Catto Vein about 50 metres north along strike and 80 metres downdip from its surface exposure, intersecting 2.8 metres (~1.7 metres TW) grading 4.0% Cu, 1.9 g/tonne Au and 156 g/tonne Ag.  In the drill hole, the Catto Vein appears to fill a fault zone; 320 metres to the north across La Jaune Creek, the fault(?) contact between Stuhini andesite and the porphyry also trends 010°, apparently the continuation of the same recessive fault.

Table 8.1.2

Catto Vein Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206828	1.15	0.93g/t	99.5g/t	5451	1.68%	335	1070	1359
206829	1.10	1.20g/t	166g/t	12299	4.49%	232	1960	1371
Wt. Avg.[1]	2.25	1.06g/t	132g/t	8799	3.05%	285	1505	1365

1Weighted average of 206828 and 206829

Tamdhu Vein:

The Tamdhu Vein is exposed on the jarosite bluffs across from the junction of Camp and La Jaune Creeks.  Numerous boulders of massive sulphides and vein quartz have rolled down onto the gravel bar at the base of the cliffs, including float sample 206814.  The main exposure of the vein trends 080°/50°S, consisting of 90 cm of semi-massive pyrite-enargite-tetrahedrite and 120 cm of chalcedonic quartz with lesser sulphides.  A second quartz-pyrite vein 5m to the south (sample 206815) strikes roughly parallel, but dips steeply to the north and appears to form part of the Tamdhu vein zone.  Angular boulders, which appear closer in texture and mineralogy to those found at the base of the hill, were found 20 metres uphill to the west of this exposure (206997: 20.2 g/tonne Au, 2261 g/tonne Ag and 9.84% Cu).  Thirty metres along strike to the west, sample 206634 was taken from the western extension of the Tamdhu Vein, with the same strike and dipping steeply to the south.

The petrographic description for sample 206814 shows the presence of minor to trace amounts of stannite, stibnite, acanthite-argentite, pearcite-polybasite, hübnerite, galena and a Ag-telluride, mainly associated with tetrahedrite and enargite.

Table 6.1.3

Tamdhu Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206634[1]	2000	2.0	3.22g/t	380g/t	3482	0.83%	371	6288	863
206814	2000	Float	22.13g/t	2414g/t	38103	12.05%	162	29314	3502
206815[2]	2000	0.9	2.73g/t	51.6g/t	289	0.07%	320	300	51
206817[1]	2000	0.9	5.31g/t	400g/t	7790	2.50%	133	3729	326
206818[1]	2000	1.2	3.31g/t	260g/t	1510	0.32%	115	1718	27
Avg.[3]	2000	2.1	4.17g/t	320g/t	4201	1.25%	123	2580	155
206997	2002	Float	20.20g/t	2261g/t	5.08%	9.84%	447	4.35%	3068

1Tamdhu Vein

2Parallel vein and altered wallrock

3Weighted average of 206817 and 206818

Jarosite Bluffs:

The jarositic bluffs across from the junction of Camp and La Jaune Creeks are pervasively altered and pyritized; in addition to the Catto and Tamdhu Veins, several narrower veins and systems of sheeted veinlets were sampled.  Two sets of sheeted veinlets were sampled from immediately east of Gelb Creek.  Sample 206824 included three parallel clay-pyrite-enargite-tetrahedrite veinlets; it was the target of diamond drill hole 86-6.  Between it and the Catto Vein, sample 206826 included two quartz-pyrite-enargite-tetrahedrite veinlets and a scorodite-stained fault slip; its wallrock lacked the veining and the sulphosalt content, but still assayed 0.85 g/tonne Au.  Three gold- and silver-rich cobbles of massive enargite-tetrahedrite were sampled from Gelb Creek; they could be derived from the Catto Vein, either of the sheeted veinlet zones described above or other zones as yet undiscovered in this fertile area.

Table 8.1.4

Other Jarosite Bluff Veins

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
129060	Float	13.84g/t	2900g/t	>50000	32.80%	1995	>10000	1945
129062	Float	5000	564g/t	>50000	16.50%	1325	>10000	2360
129063	Float	4100	391g/t	42600	8.61%	435	>10000	145
206632	1.0	2.15g/t	59.4	607	3082	169	180	93
206633	0.15	1.46g/t	113g/t	3299	1.08%	0.62%	1231	0.97%
206637	N/A	5.04g/t	311g/t	8584	2.47%	1017	1703	3030
206824	0.95	1.24g/t	127g/t	8764	1.91%	476	3692	377
206826[1]	0.9	4.45g/t	306g/t	4933	1.22%	1613	11896	1732
206827[2]	0.75	0.85g/t	28.3	279	99	113	532	37
Wt. Avg.[3]	1.65	2.81g/t	180	2818	6700	931	6730	962

1Includes two parallel quartz-pyrite-sulphosalt veinlets

2Adjacent to 206826, without veinlets

3Weighted average of 206826 and 206827

I Zone:

The I Zone is located on Eye Creek, about 360 metres above its junction with Camp Creek.  It is comprised of numerous subparallel quartz-pyrite-tennantite veinlets in intensely sericitized and pyritized FQB porphyry.  Most veins strike 070°-100° and dip 40°-75° to the south; a few strike 200°-220° and dip 40°-70° to the northwest.  The zone as a whole dips 70° to the south with a width of 3-10 metres.  To the south, the intensely sericitized and veined I Zone transitions through a few metres of weakly altered porphyry into relatively fresh, non-pyritic porphyry.  The northwestern edge of the I Zone exposure is bounded by a fault, which juxtaposes it with little-altered andesitic lapilli tuffs (uKSV1).  To the east, the strike extent of the I Zone is unknown, since it disappears under heavy vegetation within a few metres of Eye Creek.

Table 8.1.5

I Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206840	0.7	4.17g/t	256g/t	4893	1.20%	573	5492	212
206841	1.5	1.79g/t	74.8	422	1029	501	598	106
206842	0.7	9.28g/t	760g/t	1219	0.30%	635	1973	187

F Zone:

The F Zone lies on the steep northern slope of Camp Creek, immediately north of the Oban breccia pipe.  A bright jarosite gossan extends for several hundred metres along this canyon, hosting a number of quartz-sphalerite-pyrite-galena-enargite veins.  A polished thin section from one of these veins showed early quartz replaced by sericite and pyrophyllite; early pyrite is replaced by tennantite and traces of chalcopyrite, electrum, cassiterite and galena.  The F Zone was prospected in 2000 and 2002, but has not yet been mapped.

Table 8.1.6

F Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206649	2000	0.15	1.18g/t	431g/t	4580	1.24%	2952	4131	1760
206651	2000	0.15	2.79g/t	911g/t	789	0.22%	7491	2282	2.12%
206652	2000	0.15	1.43g/t	396g/t	5510	1.76%	2667	6584	1442
206653	2000	Float	1.21g/t	78g/t	1000	0.08%	8608	831	3.86%
206654	2000	0.2	1.79g/t	102g/t	383	0.16%	2179	706	0.71%
206655	2000	1.0	2.81g/t	113g/t	404	0.11%	955	1052	683
206656	2000	1.2	4.56g/t	389g/t	739	0.31%	1801	1699	1147
206657	2000	0.05	1.83g/t	310g/t	4040	0.87%	2619	4786	2451
206658	2000	0.5	1.48g/t	328g/t	10516	2.94%	6361	21535	0.42%
206662	2000	0.75	1.94g/t	79.8	978	1314	227	1145	53
206663	2000	0.2	1.42g/t	189g/t	1971	0.56%	754	2216	0.42%
209609	2002	Float	1.57g/t	133g/t	1298	1907	1.03%	722	6.71%
209610	2002	Float	2.75g/t	389g/t	4973	2029	14.63%	0.50%	1.14%
209611	2002	Grab	1.35g/t	237g/t	1218	2543	858	0.26%	360
209612	2002	0.4	2.01g/t	120g/t	261	253	2.90%	120	9.57%
209614	2002	Grab	1.50g/t	563g/t	1.16%	3.50%	545	0.94%	4395
209619	2002	Grab	2.82g/t	307g/t	1488	3319	1644	0.30%	550
209623	2002	0.5	10.45g/t	305g/t	775	1655	3912	804	6450
209624	2002	0.1	1.60g/t	353g/t	1267	4017	5337	0.23%	2873
209625	2002	Grab	679	236g/t	5409	1.69%	1314	0.49%	1584

Glenlivet Vein:

The Glenlivet Vein, discovered in 2002, extends southwesterly for 220 metres from the western end of the F Zone.  At its eastern end (209613), it is a >3 metre wide fault/vein zone trending 060°/90°, comprised of sheeted pyrite-enargite veins filling fractures in clay-sericite altered porphyry.  A massive sulphide/sulphosalt sample (209618) taken from its western end, on the south side of Camp Creek, shows early pyrite with coeval to later tennantite and traces of cassiterite.  Sericite and minor celestite/barite replace the sulphides.  Despite its high assays, no Au or Ag species were identified by petrography.

Table 8.1.7

Glenlivet Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
209613	2002	Grab	2.97g/t	1298g/t	4.24%	12.38%	1986	2.87%	6846
209616	2002	0.2	1.17g/t	1170g/t	7.25%	18.50%	700	5.14%	2127
209617	2002	0.8	1.36g/t	797g/t	2.70%	7.64%	4312	2.44%	5026
209618	2002	0.2	20.39g/t	2580g/t	8.83%	23.92%	795	5.20%	4287
209620	2002	0.15	11.74g/t	1355g/t	5.03%	13.89%	553	2.69%	1195

B Zone:

The B Zone is exposed on surface as a resistant 1-3 metre wide zone of quartz breccia and coalescing quartz veinlets, which outcrops along 40 metres.  Wallrock fragments of FQB porphyry within the quartz breccia have been altered to vuggy silica with remnant quartz phenocrysts or been argillized and alunitized.  Hole 86-3, drilled under the eastern end of the main outcrop, intersected 7.8 metres (~5.5 metres TW) grading 3.6 g/tonne Au and 44 g/tonne Ag, with only 0.08% Cu.  Sulphide content in the main showing and in the drill holes under it is generally less than 1%, although subcrop and trench samples from its eastern extension contain up to 15% pyrite, enargite and tetrahedrite.  The B Zone can be traced intermittently for 260 metres along strike, trending 070°/85°S, with several right-lateral offsets of a few metres.

Table 8.1.8

B Zone Mineralization

Sample	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number	(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206613	Float	1.79g/t	18.7	72	109	213	57	2433
206614[1]	1.5	3.26g/t	74.1	124	33	246	256	44
206615[2]	4.5	3.12g/t	93.1	193	81	143	393	60
206616[3]	1.0	1.41g/t	41.5	515	1065	87	367	302
206617[4]	1.5	8.13g/t	286g/t	638	641	239	1213	35
206618[4]	Float	6.78g/t	431g/t	12865	2.46%	262	4747	959
206811[3]	3.0	3424	76.4	326	468	139	378	142

  1Hanging wall to quartz breccia/vein

2Footwall to quartz breccia/vein

  3B Zone quartz breccia/vein

4Eastern extension of B Zone

L Zone:

The L Zone was first described by Julian Mining in 1964 and rediscovered in 2000 as a group of angular precious metal-rich boulders beside Camp Creek.  In 2002, these were traced uphill a few metres to a 45 centimetre wide fault/vein zone (sample 3390) with pods of massive pyrite-tetrahedrite.  Although individual lenses are of high grade, as shown by the float samples, they are volumetrically insignificant within the fault/vein zone.  The fault/vein zone trends 087°/85°S; within a few metres to the east, it is flanked by less than a metre of sericitized porphyry wallrock.  About 20 metres to the west, the fault/vein zone was sampled in 2000 (sample 206602) where it was cross-cut by a massive pyrite vein.  Petrography of float from a high-grade lens showed that early quartz is replaced by pyrophyllite and early zoned pyrite is partially replaced by slightly later tetrahedrite/tennantite accompanied by minor galena, argentite, cassiterite and a Au-Ag-S phase.  Native gold or electrum is later than the tetrahedrite/tennantite and is associated with radiating quartz crystals.

Table 8.1.9

L Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
3389	2002	Float	1.75g/t	914g/t	4.33%	8.83%	763	1.68%	1.11%
3390	2002	0.45	2.06g/t	256g/t	5227	1.23%	1294	0.62%	1933
206601	2000	0.15	7.45g/t	713g/t	8645	1.45%	2546	7449	2836
206602	2000	1.00	6.36g/t	295g/t	1224	2242	5722	3159	3.57%
206607	2000	Float	19.48g/t	1635g/t	67030	17.35%	559	26146	3764
206608	2000	0.05	7.93g/t	1397g/t	32000	6.39%	716	25507	492
206808	2000	Float	24.14g/t	1067g/t	34651	9.19%	584	23422	1.29%
L Zone	2002	Float	13.00g/t	803g/t	2.52%	6.34%	210	1.88%	1343

D Zone:

Julian Mining had reported Au-bearing massive sulphide boulders west of La Jaune Creek about 100 metres southeast of the Tamdhu Vein.  One of these boulders (sample 3391) was found and sampled in 2002.  The boulder was found along with intensely sericitized and argillized porphyry boulders and rubble, immediately below the toe of avalanche debris which covers the Thorn Stock.  Either the boulder comes from the immediate vicinity, or rolled downhill prior to the avalanche activity.  A polished thin section from this boulder showed early quartz-pyrite with minor diaspore and barite, partially replaced by a later assemblage of sericite-tennantite with minor galena and chalcopyrite.

Table 8.1.10

D Zone Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
3391	2002	Float	4.01g/t	216g/t	2.11%	5.39%	37	0.72%	1936

Cardhu Vein:

The Cardhu Vein is a poorly exposed sulphide/sulphosalt vein discovered in 2002 near the southwestern contact of the Thorn Stock, south of Spike Creek.  Its width is not clear, but two samples indicate >15 metres strike length, with an orientation of 026°/58°SE.

Table 8.1.11

Cardhu Vein Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
209627	2002	0.1	8.05g/t	510g/t	2.17%	9.03%	375	0.75%	8035
209628	2002	0.1	1.59g/t	319g/t	2.04%	5.26%	391	0.55%	1273

Other Zones:

Julian Mining reported a number of other high-sulphidation epithermal vein zones, which have not yet been re-discovered or sampled by Rimfire:

C Zone:  Julian reported a vein showing in Sea Creek of “black smoky quartz, likely reflecting very finely diffused tetrahedrite”.  Four of their samples averaged 0.15% Cu, 0.4 g/tonne Au and 51 g/tonne Ag (Adamson, 1963).

M Zone:  Julian reported several quartz float boulders with finely disseminated tetrahedrite, enargite and pyrite on the slopes north of Camp Creek.  One of the boulders assayed 18.2 g/tonne Au, 296 g/tonne Ag and 0.27% Cu (Adamson, 1964).  Julian carried out hand-trenching without finding their source.

West Zone:  Julian investigated an area of anomalous copper in soil geochemistry between Hook and Bramble Creeks on the hillside west of La Jaune Creek.  They reported “a number of small erratic copper seams and random blebs in the quartz-feldspar porphyry country rock”.

J Zone:  In Hook Creek, Julian reported  “Mineralization consists of low grade disseminated chalcopyrite with much pyrite in a well altered intensely sheared porphyry.  The trend of this shearing is on strike with the strong fault structure that cuts across the A Zone and possibly may be its extension.”

8.2 Oban Breccia Mineralization

The Oban breccia pipe, and significant Ag-Pb-Zn±Au mineralization within it, was discovered in 2002 during investigation of a strong multi-element soil geochemical anomaly.  Three styles of mineralization were recognized within it in float and outcrop.  The most common consists of sulphide/sulphosalt replacement and banded millimetre-scale veins rimming fragments in sericitized breccia, giving the appearance of a sulphide stockwork around the breccia fragments.  This stockwork mineralization is exposed on surface in two outcrops (206994 and 209606) located near the uphill edge of the Oban soil anomaly.  Sample 206994 assayed 498 g/tonne Ag and 3.1% Pb across 2.58 metres; 130 metres to the north, 209606 assayed 5.3 g/tonne Au, 1260 g/tonne Ag, 5.8% Pb and 5.8% Zn across an indeterminate width of tens of centimetres.

Two angular float boulders (124001 and 206993) of massive sulphides and sulphosalts were discovered in a small gully downslope from 206994, with minimum dimensions of 20 and 25 centimetres.  In hand specimen, boulangerite and sphalerite grow into and replace an altered fine-grained rock with curviplanar pyrite laminae. Petrography shows an early assemblage of Fe-rich sphalerite and boulangerite in an ankerite gangue, cut by and replaced by pyrite in a sericite-quartz gangue, suggesting the opposite paragenesis.  Textures and mineralogy appear similar to those of the stockwork mineralization and it is thought that these boulders were derived from sphalerite-boulangerite replacement of matrix rock flour in a well-mineralized portion of the breccia.

A small outcrop of pervasively silicified breccia (209603) with disseminated and fracture-filling tetrahedrite, located 30 metres southwest of 206994, assayed 25.9 g/tonne Au, 341 g/tonne Ag and 1.53% Cu.  Its mineral/alteration assemblage, low Pb/Zn content and high Au values are all distinct from the remainder of the Oban breccia mineralization.  The orientation and extent of this intense silicification remain unclear.

Table 8.2.1

Oban Breccia Mineralization

Sample	Year	Width	Au	Ag	As	Cu	Pb	Sb	Zn
Number		(m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
3400[1]	2002	Float	0.82g/t	215g/t	1357	19	8998	74	6
124001[2]	2002	Float	3.48g/t	6149g/t	1.13%	917	42.97%	16.07%	3.45%
206988[1]	2002	Float	1.37g/t	2045g/t	9063	579	10.59%	1.75%	1.19%
206989[1]	2002	Float	14	20.4	1197	33	4854	1084	1.02%
206990[1]	2002	Float	1.85g/t	1983g/t	1.52%	1028	14.18%	3.91%	3758
206991[1]	2002	Float	888	1299g/t	6584	442	5.51%	1.59%	2.33%
206992[1]	2002	Float	1.51g/t	631g/t	1.07%	1178	5.45%	2.38%	2.54%
206993[2]	2002	Float	1.92g/t	3206g/t	1.90%	1002	24.79%	10.01%	19.57%
206994[1]	2002	2.58	444	498g/t	6718	116	3.05%	0.92%	3695
209601[3]	2002	Float	6.21g/t	137g/t	512	4337	254	0.46%	92
209602[3]	2002	Float	13.57g/t	181g/t	1384	6628	297	0.62%	72
209603[3]	2002	Grab	25.93g/t	391g/t	2786	1.53%	273	1.09%	61
209605[1]	2002	Grab	0.52g/t	174g/t	1.01%	409	7700	0.31%	8258
209606[1]	2002	Grab	5.32g/t	1260g/t	4.23%	1072	5.80%	1.70%	5.83%

1Sericitized stockwork mineralization

2Massive sulphide/sulphosalt mineralization

3Silicified breccia mineralization

8.3  Veins near the Thorn Stock

Within a few hundred metres of the Thorn Stock, the intruded Stuhini Group is weakly altered and hosts veins which differ markedly in mineralogy from those within the Thorn Stock:

a)

fault-hosted quartz-carbonate-arsenopyrite-chalcopyrite-pyrite veins (e.g. G Zone, Whiz Vein);

b)

sulphide-bearing shear zones (e.g. E Zone);

c)

fault-hosted quartz-barite-chalcopyrite veins (e.g. A Zone).

The first style of veining is quite common in the vicinity of Gelb Creek, which is also the locus of much of the stock-hosted veining.  It is as though the same fluids depositing Cu and As as enargite and tetrahedrite in the high-sulphidation environment within the porphyry were buffered by the Stuhini Group mafic volcanics, so that they deposited Cu and As as chalcopyrite and arsenopyrite outside it.

Gee Creek – Gelb Creek Area:

The G Zone is a quartz-carbonate-sulphide vein in Gee Creek about 400 metres upstream from its mouth in La Jaune Creek.  It lies within an erratically mineralized fault zone which strikes 103°/48°S, cutting through argillite and pillow basalt and reaching widths up to 2.0 metres.  Several similar but narrower quartz-carbonate-sulphide veins, including the Whiz Vein, are present in the 400 metres south of the G Zone to the contact between the Stuhini Group rocks and the Thorn Stock.

Table 8.3.1

Gee Creek – Gelb Creek Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206636	0.5	2.24g/t	208g/t	3963	3.34%	0.52%	22	1.22%
206641[1]	2.0	57.38g/t	89.7	54689	2868	2601	1301	3722
206642[1]	0.5	26.52g/t	322g/t	19696	0.17%	0.57%	629	896
206643[2]	0.65	505	8.9	2519	749	142	33	558
206644[2]	Select	1238	23.7	3695	1998	319	17	216
206820	0.12	654	20.5	459	1986	17	365	73
206821	Float	726	238g/t	3468	0.12%	7.50%	98	24.35%
206830	0.08	3.01g/t	6.5	16568	467	957	47	5749

1G Zone

2Whiz Vein

E Zone:

The E Zone, located in Gelb Creek, was described by Julian as a northerly-trending shear zone mineralized with chalcopyrite, pyrite and quartz, located within andesite near its contact with the FQB porphyry.  Their chip sampling graded 0.95% Cu, 0.28 g/tonne Au and 15.5 g/tonne Ag across 6.7 metres.  They reported that the zone was exposed 30 metres further down Gelb Creek, but with lower grades (Adamson, 1964-65).  Sample 206638, taken from a variably mineralized shear zone trending 008°/88°E in andesite, may have been taken from this lower exposure.  It appears likely that this shear zone is the strike extension of the Catto Vein structure into the andesitic volcanics.

Table 8.3.2

E Zone Mineralization

Sample	Sample	Au	Ag	As	Bi	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206638	0.4	132	696g/t	860	12878	1.85%	2.73%	60	2946

A Zone:

The A Zone was only examined in one location in 2000, an impressive exposure where it crosses Eh Creek immediately south of the Thorn Stock. At this spot, a 4.0 metre wide quartz-barite vein, with spotty pyrite and chalcopyrite, cuts across the creek, forming a small waterfall. It follows a fault zone trending 125°/80°S which separates Stuhini Group andesite (uTMV4) to the southwest from well-bedded clastics (uTMS1) to the northeast. Flanking the quartz-barite vein to the northeast is a 1.25 metre vein of brecciated massive pyrite with strikingly different metal ratios, raising the possibility that it represents a separate mineralizing pulse emplaced along the same fault structure. The A Zone was discovered by Julian, who drilled 250 metres in 8 short holes, testing it with mixed success along 120 metres of strike length to the southeast of Eh Creek (Adamson, 1963-65).

Table 8.3.3

A Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206844[1]	1.25	1.28g/t	52.8	903	1392	765	82	514
206845[2]	4.0	14	8.7g/t	27	1.03%	24	3	14
Wt. Avg.[3]	5.25	315	19.2	236	8179	200	22	133

  1Massive pyrite vein

  2Quartz-barite vein

 3Weighted average of 206844 and 206845

Other Zones:

H Zone:  Julian reported a “narrow outcrop of chalcopyrite mineralization” within andesite, immediately above the mouth of the next northeasterly-flowing creek below Gee Creek (Adamson, 1964).  It was not investigated in 2000 or 2002.

8.4

Other Showings

Elsewhere on the Thorn property, several other mineral occurrences of a variety of styles have been explored to differing extents in the past, including diamond drilling in the Outlaw area and on the porphyry Cirque Zone.  Work in these two areas was limited to reconnaissance traverses in 2000.

Cirque Zone:

The Cirque Zone is centred about four kilometres east of the heart of the Thorn’s high-sulphidation epithermal system, located just above treeline on the relatively gentle slope south of Camp Creek.  Julian mapped andesitic and rhyolitic volcanics (uKSV) intruded by diorite (KTIN4).  Quartz veinlets and pods with pyrite, chalcopyrite and molybdenite are associated with potassically altered syenite, syenite porphyry and breccia which cut the diorite.  Julian drilled 889 metres on the Cirque Zone in eight holes; the best intersection graded 0.19% Cu and 0.07% MoS2 across 10.7 metres in hole C65-4 (Adamson, 1965b).

Table 8.4.1

Cirque Zone Mineralization

Sample	Sample	Au	Ag	As	Cu	Mo	Pb	Sb	Zn
Number	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206812	3.0	49	2.0	19	986	28	25	12	40

Outlaw Zone:

A strong Au+As+Sb+Ag+Pb+Zn soil geochemical anomaly covers 400 x 2,000 metres of alpine terrain approximately five kilometres southeast of the Thorn high-sulphidation veins and three kilometres south of the Cirque Zone.  The airborne geophysical survey showed this anomaly to coincide with an east-west resistivity low with scattered electromagnetic conductors.  Previous mapping showed the soil anomaly to be underlain by a sedimentary package of argillite, sandstone, grit, chert and minor limestone (lJTF), variously interpreted as Permian (Souther, 1971), Upper Triassic (Cann and Lehtinen, 1991) and Lower Jurassic (Walton, 1984).  They have been strongly hornfelsed by a biotite-hornblende granodiorite stock (KTIN4) which intrudes them to the north, but it is not clear whether hornfelsing preceded, accompanied or followed mineralization.  Highly fractured and altered felsic dykes (KTIN4), including aphanitic, aphyric and feldspar+quartz porphyry varieties, are found throughout the soil anomaly, trending roughly parallel to it at 285° and dipping 48-65° to the north.  Quartz-sulphide veining has previously been reported from various locations within the soil geochemical anomaly.  A 75 x 200 metre zone of clay alteration (the “Clay Zone”), with quartz-galena-arsenopyrite-pyrite veining, was drilled by four holes along a single section by Chevron; their best intersection assayed 8.3 g/tonne Au across 0.95 metres (Walton, 1987).

Other Zones:

Julian reported several other mineralised zones, which have not yet been investigated by Rimfire:

K Zone:  Julian reported a 1.8 metre wide quartz-stibnite vein outcropping for 40 metres in a tributary of Camp Creek, two kilometres northwest of the Cirque Zone.  The vein is hosted by rhyolitic flows and pyroclastics (uKSV), trends 150°/55°W and contained “no values” in gold or silver (Adamson, 1964).

P Zone:  Julian reported that low-grade and erratic chalcopyrite is widely disseminated in quartz diorite (Adamson, 1965a), west of La Jaune Creek on the Stuart 3 claim.

Q Zone:  “Very low-grade disseminated chalcopyrite occurs in a rhyolitic flow rock” (Adamson, 1965a) in a small northerly-flowing tributary of Camp Creek, about 1,200 metres northwest of the Cirque Zone.

9.0

EXPLORATION (2000 - 2002)

After acquisition of the Thorn property in 2000, Rimfire Minerals Corporation and First Au Strategies Corp. carried out two major exploration programs as detailed in Section 6.  Both of these programs were carried out under contract by Equity Engineering Ltd.  Exploration results are outlined in this section.

9.1

1986 Core Re-Logging and Sampling

The 1986 drilling was directed primarily at the B Zone, with hole 86-6 intersecting the Catto Vein and holes 86-7 and 86-8 drilled blind under a heavily vegetated area.  Most of the holes were drilled entirely within the FQB porphyry, although hole 86-6 passed through a fault into Stuhini andesitic volcanics.  Alteration was generally intense clay-sericite-pyrite, although some holes (especially 86-4) passed into weak clay-sericite alteration.

The 1986 holes have now been completely split and sampled.  Sampling in previous programs had often overlapped, so the 2000 sampling was laid out to minimize the amount of core quartering necessary to obtain complete analytical results for each hole.  Table 9.1.1 summarizes mineralized intersections for each hole; As, Sb, Pb and Zn are omitted because of incomplete data from previous sampling campaigns.

Table 9.1.1

1986 Drilling:  Significant Intersections

Hole	Zone		From	To	Length	True	Au	Ag	Cu
			(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(%)
86-1	B		14.44	16.83	2.39	~1.6	460	19.9	0.23
86-1	B	incl.	14.44	14.87	0.43	~0.3	1714	59.0	0.92
86-2	B		15.98	18.09	2.11	~0.9	480	21.9	0.16
86-3	B		15.00	56.50	41.50	~29.4	1013	22.2	0.06
86-3	B	incl.	23.00	54.50	31.50	~22.3	1260	23.5	0.07
86-3	B	incl.	38.67	54.50	15.83	~11.2	2169	27.7	0.06
86-3	B	incl.	43.69	51.50	7.81	~5.5	3619	44.3	0.08
86-4	B		28.77	30.74	1.97	~1.0	402	32.6	0.17
86-5	B		21.77	64.45	42.68	~21.3	750	22.4	0.11
86-5	B	incl.	29.00	31.00	2.00	~1.0	1508	75.1	0.32
86-5	B	And	40.00	42.00	2.00	~1.0	1993	72.4	0.44
86-5	B	And	57.00	62.00	5.00	~2.5	1821	19.3	0.04
86-6	Catto		64.67	71.78	7.11	~4.4	1071	70.0	1.81
86-6	Catto	incl.	69.01	71.78	2.77	~1.7	1894	156.2	3.96
86-7	N/A		11.16	11.65	0.49	Unknown	3150	109.0	6.34
86-7	N/A		104.33	110.29	5.96	Unknown	1338	77.0	1.44
86-8	N/A		13.30	15.50	2.20	Unknown	1413	120.1	1.50

Holes 86-3 and 86-5 show the B Zone to be enveloped by a considerably wider zone (20-30 metres) of low-grade Au mineralization than might be suspected from surface exposures.  However, hole 86-4, which was drilled under 86-3, shows the B Zone to be truncated to depth by a fault in the drilled area.  The two veins intersected by holes 86-7 and 86-8 are not exposed on surface; their orientations (and hence, true widths) remain unknown.

9.2

Geochemistry

9.2.1

Silt Geochemistry

During the 2000 and 2002 programs, 30 silt samples were collected from the Thorn property.  Silt results are listed below in Table 9.2.1, and compared to percentiles from the 896 silt samples collected from the entire Tulsequah (104K) mapsheet in the federal-provincial RGS program (GSC, 1988).

Table 9.2.1

Silt Samples

Sample	Year	Creek	Au	Ag	As	Cu	Pb	Sb	Zn
Number			(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206851	2000		13	0.8	97	99	41	5	145
206852	2000		28	0.4	95	47	56	5	247
206853	2000		9	< .3	202	35	82	4	183
206854	2000	Gee	664	4.0	975	214	293	39	584
206855	2000	Sea	10	0.6	189	64	146	6	510
206856	2000	Faraway	76	1.6	223	25	75	11	201
206857	2000	Camp	10	0.4	236	57	43	7	147
206858	2000	Bramble	19	0.4	75	136	88	13	188
206951	2000	Bee	149	3.9	217	548	242	42	1607
206952	2000	Cirque	12	< .3	117	31	24	3	276
206953	2000	Cirque	20	0.8	166	86	75	< 3	198
206954	2000	Gelb	348	19.2	1332	897	646	355	659
206955	2000	Bramble	14	<.3	81	144	46	10	275
206956	2000	Amarillo	27	0.3	217	18	94	6	123
206957	2000	Amarillo	48	1.2	491	91	599	11	1154
206958	2000	Eh	188	2.1	276	194	168	11	447
206959	2000	Eh	15	1.2	291	65	170	12	459
206960	2000	Barb	159	2.4	140	492	164	26	317
206961	2000	Hook	53	0.6	51	229	27	11	138
206962	2000	Camp	31	1.1	266	81	156	15	345
02HASS-21	2002	Eye	309	5.1	376	645	403	114	2063
02HASS-22	2002	Eye	149	3.3	253	385	313	59	1449
02HASS-23	2002	F	17	0.4	78	34	68	5	135
02HASS-24	2002	Oban	129	3.9	1052	47	752	78	1201
02HASS-25	2002	Oban	4	0.3	183	24	27	4	83
02TSSS-001	2002	N/A	12	0.2	53	70	18	7	118
02TSSS-002	2002	N/A	6	0.2	55	151	9	28	116
02TSSS-003	2002	N/A	7	0.2	50	127	8	10	101
02TSSS-004	2002	N/A	34	0.3	43	166	8	14	92
02TSSS-005	2002	N/A	1	0.1	63	71	23	11	147
80th percentile			16	0.2	30	72	17	1.8	120
90th percentile			26	0.3	56	95	26	3.2	143
95th percentile			50	0.4	97	114	39	5.2	173
99th percentile			215	0.9	270	166	67	13.0	295

All silt samples were anomalous (>90th percentile) in at least one element; 7 were anomalous in all seven elements of interest.  Some highly anomalous samples were taken downstream from known mineralization which would provide them with at least a partial explanation:  206854 (G Zone), 206954 (Catto Vein, E Zone and some of the other veins in the Jarosite Bluffs area), 206951 (the eastern end of the B Zone), 206962 (L Zone, I Zone, F Zone, etc.), 206958 (A Zone) and 02HASS-21, 22 (I Zone).  Highly anomalous sample 02HASS-24 was taken near the mouth of Oban Creek and drains altered breccia, although no mineralization has been found yet in the breccia flanking the creek.  Mineralization has been reported upstream of another two samples, but not yet confirmed:  206961 (J Zone) and 206855 (C Zone).  However, no mineralization has been found or reported on Barb Creek, even though sample 206960 is anomalous in all seven elements of interest.  Similarly, anomalous results indicate Amarillo, Faraway and the upper portion of Eh creeks to be other priorities for future exploration.

9.2.2

Soil Geochemistry

During the 2000 program, 553 soil samples were collected from the Thorn property:  495 from the Thorn Grid, 18 along a contour soil line crossing Amarillo Creek and 40 from a contour soil line across the Cirque porphyry Cu-Mo prospect.  Figures 5 and 6 show Au and Cu soil geochemistry values for the Thorn Stock and Oban Breccia area which forms the focus of current exploration.  The percentiles and correlation matrix in Tables 9.2.2 and 9.2.3 were calculated using only the 2000 sample data from the Thorn Grid and Amarillo Creek areas.

Table 9.2.2

Soil Geochemistry Percentiles

Percentile	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
50th	15	0.7	122	<3	79	3	57	7	132
80th	44	1.5	240	3	141	4	141	12	233
90th	81	2.6	381	5	180	5	260	20	310
95th	242	4.8	741	7	223	7	514	48	417
98th	600	30.9	1378	13	341	9	1825	330	541
Maximum Value	13478	611.0	9770	1440	1117	38	14950	7500	1944
Population	513	513	513	513	513	513	513	513	513

Table 9.2.3

Soil Geochemistry Correlation Matrix

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
Au	---
Ag	0.96	---
As	0.69	0.76	---
Bi	0.97	0.96	0.76	---
Cu	0.27	0.19	0.19	0.21	---
Mo	0.18	0.18	0.25	0.17	0.06	---
Pb	0.81	0.92	0.80	0.80	0.20	0.19	---
Sb	0.94	0.98	0.73	0.95	0.19	0.18	0.91	---
Zn	0.04	0.01	0.16	-0.04	0.29	0.18	0.13	0.01	---

There is a very strong correlation between Au, Ag, As, Bi, Pb and Sb, not surprising considering the importance of As and Sb sulphosalts with both the high-sulphidation veins and the breccia-hosted mineralization and the presence of Pb sulphosalts in the breccia-hosted mineralization and galena in the veining.  The poor correlation of Cu with these elements can be explained by its relative absence in the Oban breccia mineralization.  Also, many of the highest Cu values are located west of La Jaune Creek, probably underlain by Stuhini andesite; veining in the andesite contains chalcopyrite, rather than enargite and tetrahedrite.  Zinc’s poor correlation to the other metals is harder to explain, since much of the high-sulphidation veining contains elevated levels of zinc and sphalerite is a major component of the breccia-hosted mineralization.

Several multi-element soil geochemical anomalies have been identified on the Thorn Grid and are summarized in Table 9.2.4 below:

Table 9.2.4

Thorn Grid Soil Anomalies

	Thorn Grid Location		Peak Values
Anomaly	Easting	Northing	Au	Ag	As	Cu	Pb	Sb	Zn
			(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
1	3300-3600	5000-5250	733	116.0	7219	*	7643	1130	657
2	2300-2400	5375-5575	945	52.1	1867	1117	4046	1986	665
3	2600-2800	5175-5375	13478	611.0	9770	1087	14950	7500	*
4	2700	5500-5575	683	14.4	755	386	1259	167	487
5	2600-2700	5000-5025	244	30.5	1925	*	1640	532	872
6	2000-2400	5000-5250	161	6.3	510	630	417	76	852

* Background levels

Anomaly 1:  This anomaly covers about 250 x 300 metres, rising south from Camp Creek in steep terrain.  Investigation of this anomaly led to the discovery in 2002 of the Oban breccia pipe and Ag-Pb-Zn mineralization within it.

Anomaly 2:  The jarositic bluffs which host the Tamdhu Vein and numerous other quartz-sulphosalt veins lie immediately northeast (across-slope or down-slope) of this anomaly.  The anomaly’s northern end lies downslope from the Catto Vein and probably reflects it and nearby veinlets.  The southern part of the anomaly, with some of its highest values, cannot be explained by known mineralization.

Anomaly 3:  This 50-100 metre wide anomaly is elongated east-west, following the known extent of the B Zone.  Its projected extension to the east is masked by till.  The highest results came from immediately below the main B Zone outcrop, from soil poorly developed within B Zone talus.

Anomaly 4:  These four soil samples straddle Camp Creek, about 80 metres west of the L Zone; the anomaly remains open to the northeast where no soil sampling was done.  No prospecting has been done in this area, but it seems likely that they represent the strike extension of L Zone veining or the M Zone.

Anomaly 5:  This restricted but strong anomaly has not been investigated and is unexplained.  The airborne geophysical survey located a weak EM conductor in this area.

Anomaly 6:  The western slope of La Jaune Creek is marked by generally higher Cu values in soils.  In this anomaly, which remains open to the south and west, consistently high Cu is accompanied by spotty highs for the other elements of interest.  Julian’s West Zone was reported to lie near the southern edge of this anomaly, with “small erratic copper seams and random blebs in the quartz-feldspar porphyry” (Adamson, 1965a).

There are numerous isolated soil samples from the Thorn Grid which returned highly anomalous values for one or more elements.  A thick sheet of till blankets much of the eastern slope of La Jaune Creek, including the ridge south of Camp Creek and the gentle slope north of Camp Creek.  Except where cut by creeks, this till has the effect of masking any geochemical expression of the underlying bedrock and making its interpretation more difficult.  For instance, the western edge of Anomaly 1 may mark the edge of erosion through the till blanket rather than a cessation of veining.  Similarly, the southwestern edge of the grid is covered by an extensive talus blanket derived from volcanics to the east.

9.2.3  Whole Rock Geochemistry

Whole rock analysis was carried out in 2000 on nine samples collected from outcrop and drill core, representative of various alterations within the FQB porphyry (uKPO) and different units of their possibly coeval subaerial volcanics (uKSV).  These show that the porphyry is granodioritic in composition and that the volcanics range from andesitic to rhyodacitic.  There is no similarity in conserved element ratios (Zr, Y, Ti, Nb, etc.) between the porphyry and volcanics, which might have supported the hypothesis that they were derived from the same magma.

9.3

Airborne Geophysics

A 384 line-km helicopter-borne magnetic/EM survey was flown over the Thorn property in July 2000 (Smith, 2000).  Ken Robertson of VOX Image Ltd. reprocessed the data and prioritized the EM conductors.

9.3.1

Magnetics

A pronounced magnetic low (the “La Jaune Low”) trends northwesterly along the La Jaune Creek valley for >9 kilometres, across the entire survey area (Figure 7).  It can be broken into three segments.  The 3.8 kilometre middle section, between Eh Creek and the northernmost exposure of the Thorn Stock in La Jaune Creek, was the only section examined in 2000.  In this area, the western edge of the magnetic low lies a few hundred metres west of the western edge of the Thorn Stock; the Stuhini Group andesitic volcanics near the stock contact are non-magnetic, possibly due to alteration along it.  The magnetic low does not simply outline the FQB porphyry of the Thorn Stock, since it does not follow the stock’s eastern bulge up Camp Creek.

The northern 2.5 kilometre section of the La Jaune Low splits around a narrow magnetic high which trends 135° along La Jaune Creek.  It seems probable that the magnetic high is due to a structurally-controlled magnetic dyke (KTIN3) in the subaerial volcanic package (uKSV), which feeds the flat-lying magnetic basalt flows (uKSV5) on the hill at the mouth of La Jaune Creek.  The magnetic low on either side of this linear high is two kilometres across near the mouth of La Jaune Creek; no mapping has been done in this area to determine its source.

An east-west magnetic low follows Eh Creek (the “Eh Creek Low”) and marks the southern contact of the Thorn Stock.  The La Jaune Creek Low is offset to the west by 500 metres along the Eh Creek Low, but then continues strongly to the southeast for another 2.8 kilometres.  This part of La Jaune Creek has been previously mapped as Stuhini Group, which  may be a thin skin on top of a buried southeastern extension of the Thorn Stock.  Alternatively, the magnetic low could result from structurally-controlled magnetite-destructive alteration within the Stuhini volcanics, analogous to that which occurs near the contact of the Thorn Stock.  A weaker east-west magnetic low along Outlaw Creek (the “Outlaw Creek Low”) apparently shifts the La Jaune Low a few hundred metres further to the west, near the southern edge of the survey.

The Eh Creek Low can be traced eastward from La Jaune Creek for 2,200 metres, where it is offset 500 metres to the south and continues to the east for another 2,000 metres.  The eastern portion of the Eh Creek Low parallels the Outlaw Zone soil geochemical anomaly and forms its southern boundary.  Here too, it seems to mark the boundary between Stuhini Group volcanics to the south and younger rocks to the north.  The Eh Creek Low is thought to represent a major east-west fault which has down-dropped the rocks to the north.  The magnetic high whose axis parallels the eastern end of the Eh Creek Low, about 800 metres to the north, corresponds largely to the pyrrhotitic hornfels flanking a biotite-hornblende granodiorite stock (KTIN4).

The first vertical derivative map shows three strong trends.  The first two parallel the La Jaune Low at 135° and the Eh Creek and Outlaw Creek Lows at 090°, and are only prominent around them.  The third and strongest trend, at 050°, is prominent throughout the survey area and doesn’t appear to be an artefact of calculating/contouring.  Many of the side drainages on each side of La Jaune Creek follow these trends.  Interestingly, the EM conductors in the Camp Creek area line up along one of these 050° trends.  Also, the post-mineral dykes, most of which are magnetic, predominantly strike 030°-060° along this trend.

9.3.2

Resistivity

The resistivity map (Figure 8) illustrates the property-wide structure and lithology very well, complementing the magnetics.  The area underlain by Stuhini volcanics is marked by high resistivity throughout the survey area.  Because of this, the northern two-thirds of the La Jaune magnetic low shows up as a sharp resistivity break between Stuhini volcanics to the southwest and the less resistive subaerial volcanics (uKSV) and Thorn Stock (uKPO) to the northeast.  There is an off-shoot of low resistivity which extends 1,000 metres southwest up Bramble Creek from La Jaune Creek.  In part, this off-shoot shows the presence of a 70-metre wide FQB porphyry dyke outboard from the main stock contact in this area; the resistivity data suggests that there may be more porphyry dyking further upstream.  Another low resistivity off-shoot extends south-southwesterly up Barb Creek, but no mapping has been done in this area to determine its cause.

The southern third of the La Jaune Low does not show up in the resistivity data, since it is underlain entirely by Stuhini volcanics.  Similarly, the Eh Creek magnetic low is duplicated by the resistivity data, since it also marks the contact between resistive Stuhini volcanics and more conductive rocks to the north.  At its eastern end, the axis of the resistivity low lies about 400 metres north of the magnetic low axis and coincides extremely well with the Outlaw soil geochemical anomaly.  The Outlaw resistivity low is accentuated because it is sandwiched between two resistive lithologies:  Stuhini volcanics to the south and the biotite-hornblende granodiorite stock, and its flanking hornfels, to the north.

The Thorn Stock and its possibly coeval volcanics (uKSV) are both relatively conductive and cannot be differentiated on the basis of resistivity.  Within the subaerial volcanic package, however, some units, including the basalt flows on the hill near the mouth of La Jaune Creek, appear to be more resistive.  The lowest resistivities recorded on the property lie within the area covered by the stock and volcanics.  The <284 ohm-m contour outlines two main lobes, of which the northern one has not been mapped.  The southern one measures 800 x 2,300 metres, elongated along the eastern slope of La Jaune Creek and largely covered by till.  It covers all but the northernmost gossan in La Jaune Creek and most of the high-sulphidation vein occurrences (including the Tamdhu and MP veins, the F, L and B zones) and the Oban Breccia.

The Cirque Zone of porphyry Cu mineralization shows up as an annulus of low resistivity approximately 800 metres in diameter, on the eastern edge of the survey area.

The upper part of the Outlaw Creek valley is marked by a broad resistivity low, whose significance is unknown.

9.3.3

Electromagnetic Conductors

Smith (2000) reported 438 EM conductors from the Thorn survey, 335 of which he attributed to conductive overburden.

The three strongest conductors which are not associated with conductive overburden are located south of the Cirque Zone, caused by lenses of massive pyrrhotite up to 20 metres thick.  A fourth strong conductor is located just 300 metres to the southeast, and probably indicates similar mineralization.  A weak conductor lies 250 metres to the east; exposures in the cirque face show this to be the strike extension of the massive pyrrhotite lenses.  The only other strong conductor (L10070/2799) from the survey is located in the heart of the Outlaw soil geochemical anomaly and resistivity low along with two weak conductors.  No explanation was found for any of them by prospecting in 2000.

Most of the remaining weak bedrock conductors are located in the Thorn Stock, 23 of them within the lobe of lowest resistivity (<284 ohm-m). None of the weak conductors coincides with known showings, but most are in the vicinity of intense clay-sericite alteration and sulphide-sulphosalt veining. In particular, six conductors are clustered in the Jarosite Bluffs/D Zone/MP Vein area and three more extend northeasterly up Camp Creek on a line from the MP Vein to the M Zone. Most of these conductors are covered; the last three are on strike with the MP massive sulphide-sulphosalt vein and represent 360 metres of potential strike length for it. Another nine weak conductors are clustered east of La Jaune Creek in the 600 metres southeast of Amarillo Creek. La Jaune Creek cuts a canyon through jarosite gossans in this area; the conductors lie immediately to the east under vegetation and have not yet been investigated.

The J Zone coincides with a weak conductor (L10210/4326) within moderately resistive rock near the stock contact.  About 400 metres to the southeast, near the mouth of Barb Creek, weak conductor L10210/4260 is also hosted by moderately resistive rock near the stock contact.  Immediately south of the Thorn Stock, 1.25 metres of massive pyrite at the A Zone coincides with “possible conductor” L20080/914.

Only three other weak bedrock conductors were indicated by the airborne survey, none of whose significance is known.  L10190/2022 is within the northern lobe of lowest resistivity (<284 ohm-m), near the mouth of La Jaune Creek.  L10160/3360 is situated within the unexplained resistivity low along Outlaw Creek and L10190/1204 is hosted by resistive rocks 600 metres southeast of the A Zone.

10.0

DRILLING

Seven holes totalling 498 metres of ATW core were drilled from four sites in October 2002, testing the I Zone, Tamdhu Vein and the Oban Zone.  Orientation, length and location data are summarized in Table 10.0.1.

Table 10.0.1

Diamond Drilling Survey Data

Drill Hole	Zone	Collar Coordinates			Azimuth	Inclination	Length
		Northing	Easting	Elevation
THN02-09	I	6492 475	628 349	890m	010°	-45°	68.58m
THN02-10	I	6492 475	628 349	890m	010°	-70°	54.86m
THN02-11	Oban	6492 027	628 680	815m	133°	-45°	125.88m
THN02-12	Tamdhu	6491 595	627 648	623m	345°	-50°	85.34m
THN02-13	Tamdhu	6491 595	627 648	623m	345°	-70°	59.74m
THN02-14	Oban	6492 011	628 730	843m	270°	-60°	73.00m
THN02-15	Oban	6492 011	628 730	843m	270°	-70°	30.48m
497.88m

I Zone:

Holes THN02-09 and -10 were drilled from a single site under the I Zone, intersecting it at 23 and 43 metres downdip.  They showed that the fault/vein zone dips 70° to the south, steeper than individual veins within it (implying it to be a reverse fault), and ranges from three to seven metres wide, down from a 10-metre width on surface (Figure 9).  Hole THN02-09 was drilled entirely within moderately to intensely sericitized feldspar-quartz-biotite porphyry.  Hole THN02-10 encountered moderately sericitized porphyry down to 14.68m.  From 14.68 to 28.86m, it intersected moderately to intensely sericitized breccia composed almost entirely of porphyry fragments; the origin of this breccia is not yet clear.  From 28.86m to the bottom, this hole cut intensely sericitized porphyry flanking the I Zone.

Recovery was poor within the I Zone for both holes, each of which hit narrow sections of quartz-pyrite-tetrahedrite veining.

Table 10.0.2

I Zone:  Significant Intersections

Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Sb	Zn
	(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
02-09	22.90	25.20	2.30	~2.0	3.16g/t	100.5	1204	3769	379	891	252
incl.	22.90	23.94	1.04	~0.9	5.08g/t	156g/t	1689	5366	450	1241	412
02-10	37.37	38.87	1.50	~1.0	1.89g/t	70.7	233	927	449	172	316

Tamdhu Vein:

Holes THN02-12 and -13 were drilled from a single site under the surface exposure of the Tamdhu Vein, intersecting the fault/vein zone at 14 and 32 metres downdip below surface.  Chip sampling across the exposed portion of the vein on surface in 2000 gave an average of 4.17 g/tonne Au, 320 g/tonne Ag and 1.25% Cu across 2.1 metres.  The holes showed the Tamdhu structure to dip 76° to the south, with a fairly consistent width of six metres (Figure 10).  The holes were drilled within moderately to intensely sericitized porphyry, cut by a few post-mineral mafic dykes.  Both holes hit a number of narrow quartz-pyrite+enargite+tetrahedrite veins within or in the immediate hanging wall of the Tamdhu fault/vein zone, but only veins with a significant sulphosalt content assayed >1 g/tonne Au.  Of special interest was the 1.65 metres (0.8m true width) grading 3.65% Cu, 3.1 g/tonne Au and 454 g/tonne Ag in THN02-13.

Table 10.0.3

Tamdhu Vein:  Significant Intersections

Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Sb	Zn
	(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
02-12	26.70	33.91	7.21	~5.0	684	21.6	220	890	232	69	157
incl.	26.70	26.83	0.13	~0.1	1.08g/t	78.6	2868	9394	195	661	1002
and	29.88	30.40	0.52	~0.4	4.34g/t	66.8	624	3404	386	166	185
02-13	45.49	47.14	1.65	~0.8	3.10g/t	454g/t	1.17%	3.65%	591	0.46%	1126

Oban Zone:

Three holes were drilled from two sites within the newly-discovered Oban breccia pipe, under a sulphosalt-bearing outcrop which assayed 3.05% Pb and 498 g/tonne Ag across 2.58 metres.  The orientation of mineralization was not clear from surface mapping, so hole THN02-11 was directed southeasterly into the hillside under the mineralized outcrop.  It intersected generally matrix-supported, heterolithic breccia down to 60.35 metres.  From 60.35 to 98.16 metres, the hole cut feldspar-biotite-quartz porphyry with abundant pyrite veinlets.  Below 98.16 metres, it passed back into generally clast-supported heterolithic breccia.  Both breccia and porphyry are intensely sericitized with disseminated pyrite.  Fine-grained pyrite is also common in the breccia, particularly in the vicinity of the porphyry contact, both flooding the breccia matrix and, below 98.16 metres, rimming clasts in very fine-grained banded veinlets.  Minor sphalerite and fine-grained sulphosalts are disseminated in the matrix, particularly in the lower breccia section.  It is not yet clear whether the porphyry interval represents the wall rock to the breccia pipe, intersected at an oblique angle, or whether it is simply a breccia fragment on the order of 30 metres across.

THN02-14 was drilled west under the sulphosalt-bearing outcrop, passing about 20 metres vertically below it (Figure 11).  It intersected intensely sericitized porphyry with traces of sphalerite and sulphosalts down to 33.30 metres, part of which was affected by very poor core recovery.  From 33.30 metres to its bottom, the hole cut moderately to intensely sericitized heterolithic breccia.  Above 45.59 metres, the breccia is both matrix- and fragment-supported, more intensely altered and the matrix is flooded by 2-20% fine pyrite with traces of other sulphides and sulphosalts.  Below 45.59 metres, the breccia is matrix-supported, generally less altered and less pyritic.

Because of poor core recovery near the top of THN02-14, a short second hole (THN02-15) was drilled at a steeper angle from the same site.  It intersected similar lithologies to THN02-14, passing from porphyry into pyrite-rich heterolithic breccia at 30.36 metres.  Again, the nature of the breccia/porphyry contact is not clear on this section; its geometry could be explained by an oblique cut through an irregular wall of the breccia pipe or by a >30-metre breccia fragment.

The three drill holes did not intersect sphalerite-boulangerite stockwork/breccia infill mineralization similar to that found on surface, nor did they return high Ag, Pb and Zn values.  However, each of the holes intersected breccia with a pyritic matrix, texturally similar to the surface mineralization (particularly at the bottom of THN02-11) and containing anomalous levels of As, Pb and Zn.

Table 10.0.4

Oban Zone:  Significant Intersections

Hole	From	To	Length	True	Au	Ag	As	Cu	Pb	Sb	Zn
	(m)	(m)	(m)	Width (m)	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
02-11	95.11	125.88[1]	30.77	N/A	76	13.5	3294	40	470	38	2722
02-14	21.00	42.78	21.78	N/A	9	3.9	990	22	305	24	1391
02-15	19.14	30.48[1]	11.34	N/A	21	8.6	1442	33	364	38	1356
incl.	30.36	30.48[1]	0.12	N/A	358	28.0	13996	50	825	110	20384

1End of hole

11.0

SAMPLING METHOD AND APPROACH

Sampling during the 2000 and 2002 exploration program conducted by Equity Engineering Ltd. complied with accepted geoscience practices and procedures established at that time.

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

During the course of the 2000 and 2002 field program sample preparation, analyses and security followed industry accepted practices.  These practices are outlined in Appendix B.

13.0

DATA VERIFICATION

During the 2000 and 2002 field programs, Equity Engineering followed a rigorous program of quality control and quality assurance, which is outlined in Appendix B.

14.0

INTERPRETATION AND CONCLUSIONS

Prior to the 2002 exploration program, the Thorn’s greatest exploration potential was thought to be in high-sulphidation pyrite-enargite-tetrahedrite-quartz veins hosted within the Thorn Stock.  These had given grades up to 22 g/tonne Au and 2400 g/tonne Ag.  Twelve major veins or vein zones had been recognized, only two of which had ever been drilled, within an area of 1,600 x 1,900 metres.  This system of high-sulphidation veins, which shows marked similarities to the 6.3 million ounce El Indio deposit in Chile, is still considered to represent a very attractive exploration target, but prospecting in 2002 revealed a second major exploration target in the same general area:  the Oban breccia pipe.  The Oban breccia is a pervasively altered heterolithic pipe approximately 300 metres in diameter located within the Thorn Stock.  Its matrix is generally pyritic and locally replaced by veinlets and masses of sphalerite-boulangerite mineralization; float assayed up to 6149 g/tonne Ag and 43% Pb.

The Oban breccia pipe is located immediately south of the F Zone, which hosts a number of high-sulphidation pyrite-tetrahedrite-quartz veins, and lies on the southern edge of Dr. Lewis’s Camp Creek structural corridor.  In fact, it lies on a right-lateral flexure or dislocation between the 045°-trending Camp Creek corridor (on the lower portion of Camp Creek) and the 045°-trending upper portion of Camp Creek.  Mineralization within the Oban breccia appears to form part of the same hydrothermal system responsible for the high-sulphidation veins, although dominant alteration (sericite-ankerite rather than sericite-clay), mineralogy (sphalerite-boulangerite rather than enargite-tetrahedrite) and metal suite (Ag-Pb-Zn rather than Au-Ag-Cu) are distinct from the high-sulphidation veining.  Cross-cutting relationships indicate that breccia emplacement followed intrusion of the Thorn Stock, but that brecciation, alteration and fine-grained felsic dyking were all broadly contemporaneous within the Oban breccia.  The Ag-Pb-Zn mineralization of the Oban breccia may fit into a hydrothermal system-wide metal zonation apparent for the high-sulphidation veins, in which “peripheral” veins (F and an unnamed vein in Spike Creek) contain significant amounts of galena and sphalerite, while “core” veins near the mouth of Camp Creek (Tamdhu, MP, L, B, Catto) contain little or none.

The geometry and controls on Ag-Pb-Zn mineralization in the Oban breccia are not yet clear.  Drilling beneath a mineralized breccia outcrop, which assayed 498 g/tonne Ag and 3.1% Pb across 2.58 metres, intersected breccia with a pyritic matrix but only geochemically anomalous base and precious metals.  Sulphide textures in hand specimens indicate that a pulse of sphalerite-boulangerite mineralization replaced the pyritic matrix to the breccia; the important question is what controlled this pulse of Ag-Pb-Zn metallization.  Three possible controls would be structure, pipe morphology and matrix permeability.  No structures have been mapped controlling the sphalerite-sulphosalt stockwork on surface, but this may be a function of poor outcrop exposure.  Drilling shows at least one outcrop of Ag-Pb-Zn stockwork to lie on the upper side of either a very large (>30 metre) fragment or an upward-flaring portion of the pipe contact; perhaps pipe morphology or position above very large fragments controlled Ag-Pb-Zn distribution.  The most highly altered and pyritic sections in drill core are hosted by clast-supported breccia, where matrix permeability should be highest; this may have helped channel the Ag-Pb-Zn mineralization pulse.  Regardless, this style of sphalerite-boulangerite mineralization must be fairly widespread - it has been sampled in outcrop in two locations 130 metres apart in a north-south direction and soil samples with extremely high Ag-Pb-As-Sb values indicate that it likely continues another 60 metres to the southwest.

Although so far limited to a single outcrop, a second style of mineralization within the Oban breccia pipe could prove very significant:  pervasively silicified, tetrahedrite-bearing, breccia assayed 25.9 g/tonne Au and 391 g/tonne Ag.  This outcrop is located only 20 metres south of one of the sphalerite-boulangerite bearing outcrops, but its extent and the relationship between the two styles of mineralization have not yet been determined.

Two of Thorn’s high-sulphidation vein zones were drilled for the first time in 2002.  The Tamdhu and I zones consist of 3-10 metre wide fault/vein zones which dip steeply to the south.  All four holes intersected significant mineralization, including 1.65 metres of 3.7% Cu, 3.1 g/tonne Au and 454 g/tonne Ag (Tamdhu) and 2.30 metres of 3.2 g/tonne Au and 101 g/tonne Ag (I Zone).  The most significant high-sulphidation vein zones found to date (Tamdhu, I, F, Catto) are located near where the Camp Creek structural corridor intersects the contact between the Thorn Stock and its host rocks.  Lewis (2002) suggests that the competency contrast at the stock margin should allow for greater dilation within vein zones.

As well as the discovery of the Oban breccia pipe and high-grade Ag-Pb-Zn mineralization within it, prospecting in 2002 resulted in the discovery of two significant high-sulphidation veins (Glenlivet and Cardhu) and the rediscovery of Julian Mining’s D Zone float boulders.  The Glenlivet Vein can be traced for 220 metres; five samples from it assayed 1.2-20.4 g/tonne Au and 797-2580 g/tonne Ag.  Cardhu, located west of La Jaune Creek and south of the Camp Creek corridor, is poorly exposed but initial sampling returned up to 8.1 g/tonne Au, 510 g/tonne Ag and 9.0% Cu.  There is also excellent reason to expect that many more veins will be found within this system:

*

Reported occurrences:  Anaconda reported five more zones of tetrahedrite-enargite veining within the Thorn Stock which have not yet been re-discovered;

*

Gossans:  a number of vivid jarosite gossans in La Jaune and Camp creeks, similar to those which host all known veining, have not yet been examined;

*

Soils:  the 2000 sampling showed several strong multi-element anomalies which have not yet been followed up (the Oban discovery resulted from investigation of the first of these anomalies);

*

Silts:  highly anomalous silts were taken from four creeks (Barb, Amarillo, Faraway and the upper portion of Eh) draining the Thorn Stock, which have no reported showings or soil coverage;

*

Conductors:  26 weak electromagnetic conductors were defined in the Thorn Stock area, mainly near areas of known veining and sericite-clay-pyrite alteration, but most of them covered by vegetation and none of which can be explained by known veins (for comparison, 1.25 metres of massive pyrite in the A Zone shows up only as a “possible conductor”);

*

*

Resistivity:  the lowest resistivity (<240 ohm-m) contour outlines most of the known high-sulphidation veins and the sericite-clay-pyrite alteration flanking them, but roughly two-thirds of the resistivity low lies north of Camp Creek in a till-covered area that is difficult to explore with geochemistry and mapping/prospecting.

Lewis (2002) notes that most of the known high-sulphidation vein occurrences lie within the Camp Creek corridor.  This may be a function of better accessibility and rock exposure within this corridor.  A number of strongly jarositic gossans outcrop in La Jaune Creek to the northwest of the Camp Creek corridor.  Their associated resistivity lows and EM conductors extend northeasterly under a blanket of glacial till, suggesting that other structural corridors may be present and will present future exploration targets.

The Thorn property is fairly remote, located approximately 50 kilometres from the nearest access road in an area of heavy vegetation and difficult terrain.  However, it has demonstrated excellent potential for two high unit value deposit types: (1) high-grade Ag-Au-Cu veining similar to that of the 6.3 million ounce El Indio deposit in Chile, and; (2) high-grade Ag-Zn-Pb breccia-hosted mineralization.  Given the attractive nature of the target deposits and the success of the 2002 exploration program, the Thorn property fully warrants the expenditures which will be required to fully test its potential.

15.0

RECOMMENDATIONS

15.1

Program

A program of mapping, prospecting, backhoe trenching and diamond drilling is recommended for the Thorn property.  This will consist of:

Mapping and Prospecting:  Property mapping should be continued, with special emphasis on mapping the F Zone, Glenlivet Vein and Oban Breccia at a scale of 1:500 to determine their structural controls and the extent of mineralization.  Prospecting should focus on locating the remaining zones reported by Julian Mining, finding the sources for soil and silt geochemical anomalies, reconnoitring the Cirque and Outlaw zones and determining whether significant mineralization is likely present in the Late Cretaceous volcanic package.

Backhoe Trenching:  A heli-portable Kubota backhoe should be used to excavate trenches across the Oban breccia and soil geochemical Anomaly 1, to determine the extent and controls on mineralization.

Diamond drilling:  Diamond drilling should be carried out on the Oban Zone to test targets defined by the backhoe trenching.  One or two of the high-sulphidation vein systems should be drilled, with preference given to strong structures and high Ag-Au grades in surface exposures.  The best targets currently defined include the Glenlivet Vein, the Tamdhu Vein and the MP Vein.  Two holes should be drilled from each drill-site on the veins, to give an indication of orientation and continuity of mineralization.

14.2

Budget

(All figures are in Canadian dollars)

Geological supervision and wages

$    55,000

Backhoe

25,000

Drilling (500m @ $150/m all in)

75,000

Chemical Analyses

15,000

Helicopter/Fixed wing

70,000

Camp/rentals/consumables

45,000

Report/assessment filing

    40,000

$ 325,000

Contingencies (@~10%)

    35,000

$ 360,000

Project Supervision

          36,000

$ 396,000

GST (@ 7%)

            27,720

Total

$ 423,720

Respectfully submitted,

“Henry J. Awmack”

Henry Awmack, P.Eng.

Vancouver, British Columbia

July 9, 2003

APPENDIX A

BIBLIOGRAPHY

BIBLIOGRAPHY

Adamson, R.S. (1963):  Thorn Property Report, Taku Project; Private report for Julian Mining Company Ltd., dated November 1963.

Adamson, R.S. (1964):  Thorn Project; Private report for Julian Mining Company Ltd., dated December 1964.

Adamson, R.S. (1965a):  Thorn Project - 1965, Lower Zones; Private report for Julian Mining Company Ltd., dated December 1965.

Adamson, R.S. (1965b):  Thorn Project - 1965, Cirque Zone; Private report for Julian Mining Company Ltd., dated December 1965.

Aspinall, N.C. (1994):  Assessment Report of 1994 Work on the Thorn-Sutlahine Au-Ag-Cu Property; British Columbia Ministry of Energy and Mines Assessment Report #23,612.

Awmack, H.J.  (2000):  2000 Geological, Geochemical and Geophysical Report on the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #26,433.

Awmack, H.J.  (2003):  2002 Geological, Geochemical and Diamond Drilling Report on the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #27,120.

Barr, D.A. (1989):  Geological Report on the Thorn Property; Private report for Shannon Energy Ltd., dated May 18, 1989.

Cann, R.M. and J. Lehtinen (1991):  Geological and Geochemical Report on the Outlaw Claims; British Columbia Ministry of Energy and Mines Assessment Report #21,756.

Geological Survey of Canada (1988):  National Geochemical Reconnaissance 1:250,000 Map Series (Tulsequah); Open File 1647.

Lang, J.R. and A.. Thompson (2003):  Thorn Property, British Columbia, Petrography and SEM Analysis of Eight Polished Thin Sections; Appendix D in Awmack (2003).

Lewis, P. (2002):  Structural Analysis of Au-Ag-Cu Mineralization in the Camp Creek area, Thorn Property;  Appendix H in Awmack (2003).

Moffat, L. and G. Walton (1987):  Diamond Drilling, Outlaw 1-2 Claims; British Columbia Ministry of Energy and Mines Assessment Report #16,310.

Mihalynuk, M.G., M.T. Smith, K.D. Hancock and S. Dudka (1994):  Regional and Economic Geology of the Tulsequah River and Glacier Areas (104K/12 & 13), in Geological Fieldwork 1993; British Columbia Ministry of Energy and Mines Paper 1994-1, p. 171-197.

Mihalynuk, M.G., D. Meldrum, S. Sears and G. Johannson (1995):  Geology and Mineralization of the Stuhini Creek Area (104K/11), in Geological Fieldwork 1994; British Columbia Ministry of Energy and Mines Paper 1995-1, p. 321-342.

Poliquin, M.J. and J.D. Poliquin (1998):  Geology and Hydrothermal Alteration Mineralogy of the Thorn Prospect; report submitted for assessment credit to British Columbia Ministry of Energy and Mines.

Sanguinetti, M.H. (1969):  Report on the Ink & Lin Claim Groups; British Columbia Ministry of Energy and Mines Assessment Report #2,512.

Sillitoe, R.H. (1999):  Styles of High-Sulphidation Gold, Silver and Copper Mineralisation in Porphyry and Epithermal Environments; Proceedings of PACRIM’99 (Bali, Indonesia, October 10-13, 1999), p. 29-44.

Smith, P.A. (2000):  Dighem Survey, Thorn Project, B.C.; Private report for Rimfire Minerals Corporation, dated October 6, 2000.

Souther, J.G. (1971):  Geology and Mineral Deposits of Tulsequah Map-area, British Columbia; Geological Survey of Canada Memoir 362.

Thompson, M. and R.J. Howarth (1976):  Duplicate Analysis in Geochemical Practice; Analyst, p. 690-709.

Thompson, M. and R.J. Howarth (1978):  A New Approach to the Estimation of Analytical Precision; Journal of Geochemical Exploration, p. 23-30.

Wallis, J.E. (1983):  Geology, Geochemistry, Geophysics of the Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #11,923.

Walton, G. (1984):  Geological, Geochemical and Physical Work, Outlaw 1-4 Claims; British Columbia Ministry of Energy and Mines Assessment Report #12,654.

Walton, G. (1987):  Tats Project, 1987 Summary Report; British Columbia Ministry of Energy and Mines Assessment Report #16,726.

Woodcock, J.R. (1982):  The Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #10,243.

Woodcock, J.R. (1986):  The Thorn Property; Private report for American Reserve Mining Corporation, dated January 24, 1986.

Woodcock, J.R. (1987):  Drilling Report, Thorn Property; British Columbia Ministry of Energy and Mines Assessment Report #15,897.

APPENDIX B

QUALITY CONTROL / QUALITY ASSURANCE

QUALITY CONTROL / QUALITY ASSURANCE

2000 and 2002 Programs

I.

Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps.  Rice sacks were trucked via BTS to Acme Labs in Vancouver.  Acme reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

II.

Blanks

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

     a)

Soil Samples

Four soil blanks were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis.  The blanks were prepared in Vancouver and analyzed by Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values.  The following table compares the Thorn blank soil samples to the accepted values returned from pre-field analysis:

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
Pre-field blanks:
Mean+2Std.Dev.	<5	0.02	2.1	0.05	20.0	0.2	2	0.30	37.2
Mean-2Std.Dev.	<5	0.02	1.4	0.03	16.9	0.2	2	0.04	31.2
2000 Thorn blanks:
00HMSL30B	1	< .3	3	< 3	15	< 1	3	< 3	31
2100E 5050N-B	1	< .3	< 2	< 3	18	< 1	4	< 3	33
2600E 4250N-B	2	< .3	3	< 3	15	1	3	< 3	30
2600E 5650N-B	2	< .3	2	< 3	15	< 1	4	< 3	30
2700E 6175N-B	1	< .3	3	< 3	16	< 1	4	< 3	31
2800E 4250N-B	1	< .3	2	< 3	17	1	< 3	< 3	32
2800E 5400N-B	2	< .3	< 2	< 3	15	1	3	< 3	29
3000E 4200N-B	6	< .3	3	< 3	17	1	4	< 3	32
3100E 5250N-B	1	< .3	< 2	< 3	17	< 1	3	< 3	32

All Thorn soil blanks are within the analytical range determined by pre-field analysis, with the trivial exceptions of Au, As, Cu, Mo, Pb and Zn, each of which has one or more samples slightly outside the range but still at very low levels.  This indicates that there was no significant contamination of the Thorn soil  blanks submitted for analysis, and, by extension, the remainder of the soil samples.  There appears to be a minor systematic discrepancy of a few ppm for Cu, Pb and Zn between Acme and Chemex.

    b)

Rock Samples

During the 2000 program, five rock blanks were inserted into the sample sequence (approximately every 20th sample) and submitted for analysis.  The blank was collected from a boulder of apparently unaltered and unmineralized monzonite in Camp Creek, just above its mouth.  This blank returned quite variable results; this indicates either contamination during sample preparation or that the boulder was poorly selected and was actually mineralized.  The second is not impossible, since weakly altered monzonite hosts the Cirque Zone upstream.

Sample	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	Zn
	(ppb)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)	(ppm)
206627	9	< .3	2	< 3	10	3	< 3	< 3	27
206635	30	4.5	36	< 3	64	2	29	76	49
206650	1	2.0	23	< 3	59	1	17	17	36
206816	75	25.8	373	3	786	1	10	465	39
206836	4	0.3	7	< 3	14	2	35	5	34

III.

Lab Duplicate Analysis

Lab duplicates are analyses of two portions of a prepared sample.  They are used to measure the reproducibility of laboratory analyses.

    a)

Soil Samples

On every sheet of 34 soil analyses, Acme includes one lab duplicate; this resulted in 17 lab duplicates for the Thorn project.   Thompson and Howarth (1976, 1978) demonstrated that the analytical precision of a dataset can be estimated by duplicate analyses.  They established a graphical representation of the precision that is effective for datasets of 10 to 50 samples:

Chart : Graph illustrating Thompson and Howarth estimation of analytical precision, method two.  The data points represent duplicate pairs, the solid line represents the 90th percentile of the population, and the dashed line the 99th percentile of the population (n=17 duplicate pairs).  In this instance, the precision was set at 20%, and at this level within the given dataset, 1 sample falls above the 90th percentile line.  From the binomial probability it can be read that at 20% precision, the probability of 1 sample out of 17 falling above the 90th percentile is 83.3%.

The graphs used to estimate analytical precision of the lab duplicates indicate that for most elements (including Ag, As, Cu, Mo, Pb, Sb and Zn), all duplicate samples plot below the 90th percentile line at 20% precision, indicating excellent correlation between duplicates (and hence reproducibility of analyses).  Au is more problematic (see chart below), with 4 samples above the 99th percentile, next to impossible at 20% precision.  This implies a much lower precision, likely due to particulate gold and a nugget effect.  Precision for Au analyses is closer to 100%.

Chart 2:  Soil lab duplicate analysis for Au (20% precision on left; 100% precision on right)

    b)

Rock and Core Samples

On every sheet of 34 rock or core analyses, Acme includes one lab duplicate; this resulted in 43 (31 – 2000; 12 – 2002) lab duplicates for the Thorn project.  All core and rock samples were prepared and analyzed using the same procedures and are comparable.  Most elements (including Au, Ag, As, Cu, Mo, Sb and Zn) correlated very well between the duplicate pairs, with none exceeding the 90th percentile line at 20% precision.  Pb had one duplicate above the 90th percentile, a very likely occurrence (96% probability at 20% precision).

IV.

Field Duplicates

Field duplicates are collection and analysis of two separate samples from the same field location or core interval.  They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

    a)  Soil Samples

A total of 38 sets of field duplicate soil samples were collected (approximately every 20th sample location) and submitted for analysis.  All elements show a variability which is inconsistent with 20% precision, but most are consistent with 40% precision (Chart 3).  Au is consistent with 100% precision, the same as for the lab duplicates, indicating that laboratory variation is more important than sample variation for Au.

Chart 3:  Soil field duplicates.  Au at 40% and 100% precision; other elements at 40% precision.

    b)

Core Samples

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 41 (2000 –19; 2002 – 22) field duplicates.  In 2000, only Ag and Sb were reproducible at the 20% precision level, As at 60% precision and Au, Cu, Pb and Zn at 100% precision.  In 2002, Ag, As, Cu, Pb and Sb were reproducible at the 20% precision level and the remainder at 40% precision.

V.

Overlimit Assays

Rock and core samples between 1000 and 10,000 ppb Au or exceeding 100 ppm Ag, 10,000 ppm Cu, 10,000 ppm Pb or 10,000 ppm Zn in initial geochemical analysis were assayed for the appropriate element.  A few well-mineralized samples were assayed for all of these elements.  Tables comparing assays to initial geochemical values for 2000 and 2002 follows.  It can be seen that Au geochemical values compare well with subsequent assays, as do Ag and Pb at lower concentrations.  At higher levels (>100 ppm Ag, >10,000 ppb Cu, >10,000 ppm Pb and >1000 ppm Sb), however, the geochemical analyses drastically understate the “true” (assay) values.  For the massive sphalerite-boulangerite samples from the Oban breccia, geochemical analysis for As and Sb was unreliable; assays increased values by 3,082% and 850%, respectively.

2000	Au	Ag	Ag	Cu	Pb	Pb	Zn
	(all)	(<100 ppm)	(>100 ppm)	(all)	(<4000 ppm)	(>4000 ppm)	(all)
Number of assays	41	5	35	38	19	7	32
Increase or decrease (assay vs. geochem)	-3%	+1%	+109%	+6%	-2%	+143%	-3%

2002	Au	Ag	Ag	As1	As	Cu	Cu	Pb	Pb	Sb1	Zn
Range	>1000 ppb	<100 ppm	>100 ppm	<10000 ppm	<10000 ppm	1000-10000 ppm	>10000 ppm	1000-10000 ppm	>10000 ppm	>1000 ppm	>2000 ppm
Number of assays	33	6	39	23	16	14	16	13	11	33	24
Increase or decrease (assay vs. geochem)	+8%	+1%	+271%	+1%	-9%	+1%	+31%	+2%	+570%	+39%	+1%

1As and Sb results for the massive boulangerite-sphalerite samples (124001 and 206993) have not been included.

VI.

Metallic Assays

The reject portions of 14 rock samples exceeding 10,000 ppb Au in initial geochemical analysis  (8 in 2002 and 6 in 2000) were subjected to metallic (screen) assaying to determine whether coarse particulate gold is present and under-reported by conventional sample preparation.  Particulate gold is malleable and flattened during the pulverization process; with the standard sample preparation, any coarse gold left on the screens is disregarded. The following table shows that only two samples (206814 and 206997), both from the Tamdhu Vein, demonstrated a significant amount of particulate gold.  Despite their lack of coarse gold, several samples (206642, 206808, 206826 and 209603) suffered from a “nugget” effect, with >30% grade difference between the original and reject samples.

Sample	Year	Initial	Sample	+ Fraction	- Fraction	Total	Increase	Increase
		Geochem	Weight	Gold	Assay	Grade	in	in
		(ppb)	(g)	(mg)	(g/tonne)	(g/tonne)	Grade[1]	Splits[2]
206607	2000	16065	450	0.31	18.79	19.48	4%	17%
206641	2000	51012	486	1.13	55.05	57.38	4%	8%
206642	2000	34436	471	0.34	17.83	18.55	4%	-48%
206808	2000	32813	477	0.91	22.23	24.14	9%	-32%
206814	2000	31423	510	4.47	13.37	22.13	66%	-57%
206826	2000	10234	480	0.07	4.01	4.1	2%	-61%
209602	2002	11989	520	< .01	13.57	13.57	0%	13%
209603	2002	19040	490	< .01	25.93	25.93	0%	36%
209618	2002	17027	492	< .01	20.39	20.39	0%	20%

1The total grade relative to the minus fraction assay.

2Comparison of the two splits:  the minus fraction assay for the reject relative to the original geochemical analysis.

VII.

Conclusions

1.

There was no tampering with the samples between collection and laboratory.

2.

There was no contamination of soil samples in laboratory preparation and analysis.

3.

It is indeterminate whether rock samples are free of contamination in laboratory preparation and analysis.

4.

Laboratory preparation and analysis is reproducible at an acceptable level (20%) precision for rock samples.  For soil samples, it is reproducible at that level for all elements of interest except Au, which is only reproducible at 100% precision.  This may indicate the presence of particulate gold in soil samples or the use of an imprecise method.

5.

As expected, reproducibility decreases with soil samples once the effects of sampling variation are combined with those of the laboratory.  This is demonstrated by the field duplicates, most of whose elements show a 40% precision, while Au is reproducible only at 100%.  This variability must be considered when interpreting the soil geochemistry.

6.

Core samples show acceptable reproducibility.

7.

Assaying shows geochemical analysis to be reasonably accurate for Au, As and Zn, and for lower levels of Ag (<100 ppm), Cu (<10,000 ppm), Pb (<4000 ppm) and Sb (<1,000 ppm).

8.

Higher Ag, Cu, Pb and Sb contents are significantly understated by the ICP analysis.

9.

Geochemical analysis for As and Sb should not be trusted for Oban massive sulphide mineralization.

10.

Coarse gold is present in at least some high-grade mineralization, particularly the Tamdhu Vein; all samples exceeding 10,000 ppb Au should be tested by metallic (screen) assaying.

11.

Even without coarse gold, about half of the samples with >10,000 ppb Au showed significant (>30%) discrepancies between analyses of two splits.  More extensive check assaying of rejects should be carried out in future programs.

APPENDIX C

ENGINEER'S CERTIFICATE

ENGINEER'S CERTIFICATE

Henry J. Awmack, P.Eng.

700-700 West Pender Street

Vancouver, B.C. V6C 1G2

604-688-9806

I, Henry Awmack P.Eng., am a Professional Engineer residing at 1735 Larch Street, Vancouver, British Columbia, Canada.

I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science (Honours) degree in geological engineering (Mineral Exploration Option) in 1982, and I have practiced my profession continuously since 1982.

Since 1982 I have been involved in mineral exploration for gold, silver, copper, lead, zinc, cobalt, nickel and tin in Canada, Costa Rica, Panama, Chile, Argentina, Brazil, Peru, Ecuador, Venezuela, Nicaragua, Bolivia, Mexico, Indonesia, China and Egypt.  I have worked on a number of high-sulphidation epithermal projects in British Columbia, Costa Rica and Panama.  As a result of my experience and qualification I am a Qualified Person as defined in N.P. 43-101.

I am a Consulting Geological Engineer and principal of Equity Engineering Ltd, a geological consulting and contracting firm and have been so since February 1987.

I examined the Thorn property in September 1999 and directed exploration programs on the Thorn property in August-September 2000 and June-October 2002 for Equity Engineering Ltd., contracted by Rimfire Minerals Ltd.  During these programs, I examined and sampled essentially all known showings, logged much of the 1986 and 2002 core and prepared reports detailing results of the 2000 and 2002 exploration programs.

This report was written on July 9, 2003, during the initial stages of the 2003 exploration program.  At the time of writing, no material information has resulted from the ongoing program, no assays have been received, and no diamond drilling has been initiated.  Information is current to June 15, 2003 and I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

As a director of Rimfire Minerals Corporation, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 9th day of July 2003.

“Henry J. Awmack”
Henry J. Awmack, P.Eng.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION

(Registrant)

By:         “David A. Caulfield”

David A. Caulfield, President

Date

August 20, 2003